

COMSTOCK

2024
ANNUAL REPORT











WE SHOW UP

The World Is Run By People Who Show Up.

Be That Person.

Never underestimate the value of your presence. You make a difference in your community and the world around you when you **SHOW UP**. Whatever you aspire to do, remember, be seen, be heard, be remarkable.

comstock.com/weshowup

OUR COMPANY

Founded in 1985, Comstock is a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C., region. Our industry expertise and commitment to excellence enable us to consistently deliver best-in-class services across the diverse assets in our managed portfolio, which includes approximately 10 million square feet of stabilized, under construction, and planned assets that are strategically located at key Metro stations. Our developments include some of the largest and most prominent mixed-use and transit-oriented projects in the mid-Atlantic region, as well as multiple large-scale public-private partnership developments. We are at the forefront of the urban transformation taking place in one of the nation's best real estate markets, and are proud to serve as the Washington, D.C. region's premier real estate service company by creating extraordinary places, delivering exceptional experiences, and generating excellent results for all stakeholders.

FY 2024 HIGHLIGHTS

$51.3M	$11.6M	$10.7M
REVENUE	ADJUSTED EBITDA	OPERATING CASH

MANAGED PORTFOLIO

72
AUM

COMMERCIAL[1]

14	2.3M	93%
AUM	SQ FT	LEASED

RESIDENTIAL

6	1.8M	96%
AUM	SQ FT	LEASED

PARKX[2]

32	22K+	20	~2,500
GARAGES	SPACES	SECURITY & OTHER LOCATIONS	HOURS/ WEEK

AT FULL BUILD-OUT

88	~10M	$5B+
AUM	SQ FT	FAIR MARKET VALUE

WHY COMSTOCK



EXPERTISE

We provide a broad suite of asset management, property management, development and construction management, and other real estate-related services to our asset-owning clients. We specialize in supporting the seamless integration of residential, commercial, and retail offerings into vibrant communities, including Reston Station and Loudoun Station, which are among the region's largest and most prominent mixed-use, transit-oriented developments.



INNOVATION

Our fee-based, asset-light, and substantially debt-free business model allows us to substantially mitigate risks that are typically associated with real estate development and operation. We have developed a streamlined business platform on which we can (i) produce consistent, positive financial results, (ii) mature and expand our real estate service offerings, (iii) diversify and grow our managed portfolio of assets, both organically and through additional third-party relationships, (iv) pursue strategic investments and complimentary acquisitions, and (v) deliver exceptional value to our shareholders.



CULTURE

We distinguish ourselves from industry peers through an established standard of excellence that extends from who we hire to how we deliver our broad suite of real estate services. We are able to maintain this high standard because **We Show Up** — every day, in person, in a collaborative environment that is structured to deliver on our mission to make a difference for our customers, our stakeholders, and in the communities that we serve.

[1] Leasing % represents stabilized assets only, excludes Q124 delivery of new office tower.
[2] Security & Other total excludes 12 properties where parking services are also provided to avoid double-counting.

TO OUR SHAREHOLDERS

I am pleased to report that 2024 was another successful year for our Company. Our results clearly demonstrate the ability of our asset-light, debt-free business model to consistently generate positive results, despite the market volatility affecting commercial real estate asset valuations in recent years. We once again confirmed the resilience and scalability of our platform by growing our portfolio of managed assets and producing double-digit growth across key financial metrics as compared to 2023:

$51.3M	$14.6M	$11.6M	$10.7M
REVENUE	NET INCOME	ADJUSTED EBITDA	OPERATING CASH FLOW
(15% Increase)	(87% Increase)	(11% Increase)	(19% Increase)

Comstock's business model is rare in the commercial real estate industry. The combination of our fee-based approach based on long-term asset management agreements and our focus on high-demand assets located in high-growth markets has enabled us to thrive amidst the headwinds faced by certain competitors with distressed assets on their balance sheet. By contrast, during and since the COVID-19 pandemic, we have continued to attract tenants to our high-quality portfolio of mixed-use and transit-oriented developments and have delivered excellent and consistent growth, best evidenced by achieving positive year-to-date top-line revenue growth every quarter for the last six consecutive years.

Our ability to deliver positive financial results is anchored by our commitment to operational excellence, cultivated over four decades of industry experience, and by our dedicated team of commercial real estate professionals. Our commitment to creating extraordinary places, providing exceptional experiences, and generating excellent results for all stakeholders has allowed us to expand assets under management ("AUM") beyond those assets included in our Anchor Portfolio, and has established Comstock as one of the most highly respected developers and operators of commercial real estate in the mid-Atlantic region.

The efficiency and effectiveness of the growth engine we have built at Comstock by executing on our strategic plan is highlighted most significantly by the following:

- **The high-quality assets in our rapidly expanding managed portfolio are thriving**

   The stabilized commercial and residential assets we manage across the premier mixed-use, transit-oriented communities we have delivered, and continue to serve,

are more than 90% leased and remain in high demand. In 2024, we secured 28 new commercial leases covering nearly 250,000 square feet and secured almost 700 new residential leases. We increased our overall AUM by 47%, in part due to the continued expansion of our ParkX Management subsidiary, which secured 22 new third-party property management agreements. Our Anchor Portfolio assets generated well over $100 million of gross revenue in 2024 for our property-owner clients and have increased approximately 200% since 2020.

- **We are generating significant operating cash flows, positioning us for additional growth**

   In 2024, we recognized a 25% increase in recurring, fee-based revenue streams from our long-term asset and property management contracts that helped generate $10.7 million of operating cashflow. Our streamlined balance sheet now includes almost $30 million of cash and no debt, enabling us to further enhance earnings through strategic investments that capitalize on the continuing market dislocation brought on by the COVID-19 pandemic.

   Consistent with this strategy, in 2023 we acquired a site in Rockville, Maryland, that we have since contracted to sell significantly above cost to a third party, with whom we will jointly develop a site that will include upwards of 150 units and generate additional fee-based development revenue while bearing no additional risk or costs. As we continue to expand our deployable cash reserves, our investment focus will include stabilized assets that are available at below replacement costs and will increase AUM and fee-based revenue while generating an exceptional ROIC.



- **Our stabilized AUM will significantly increase in 2025 and 2026 with The Row at Reston Station**

  The second development phase of Reston Station, known as The Row at Reston Station, will begin stabilizing this year with the delivery of Virginia's first JW Marriott luxury hotel and condominium tower. This one-of-a-kind property currently has a backlog of more than $70 million of condominium pre-sales and recently began pre-sales for events that will be held in its market-leading, state-of-the-art conference center space, as well as bookings of associated hotel room stays. Additionally, the newest BLVD luxury apartment tower will begin pre-leasing and delivery of its 420 apartments later this year, while numerous premium retail offerings will open in 2025.

  Further, we are engaged in significant ongoing office leasing negotiations due to increased return-to-work policies among large commercial tenants. As a result, I am confident we will have largely secured leases with high-quality tenants by year-end 2025 or early 2026, covering much of the two new Trophy-class office buildings located in The Row at Reston Station, allowing us to maintain our industry-leading office occupancy rates.

- **Our low-risk business model provides unparalleled visibility to revenue growth**

  Not only does the asset-light, debt-free strategy we deploy mitigate the risks commonly associated with real estate development and operations, it also generates opportunities to earn revenue across every step of the development life cycle of each real estate asset. The demand for the high-quality assets that we manage continues to insulate our revenue streams from typical market volatility. In addition, a significant portion of our revenue is derived from assets owned by related-party entities, providing us with further enhanced visibility and predictability related to future financial results.

- ***WE SHOW UP*** **is not just a slogan, it's our commitment to all Comstock stakeholders**

  When many companies adopted remote-work policies during the COVID-19 pandemic, we saw an opportunity to leverage the dynamic and collaborative work environment we have had at Comstock for decades to win office leasing competitions. It stood to reason that tenants would prefer to locate at properties that have full operational management teams on-site daily. Our success during, and since, the pandemic has been enhanced by the commitment of the entire Comstock team to show up every day to serve our customers, clients, residents, and commercial tenants alike, all in an effort to deliver exceptional value for each and every Comstock stakeholder.

I am excited about the future for our Company. Looking ahead to 2025 and beyond, our focus will remain the successful execution of both our core business model and our strategic growth initiatives as we continue to expand our high-performing portfolio of managed assets. I am confident that we are well positioned to maintain operational excellence for the long term, and I look forward to reporting regularly to you on the continued success of Comstock.

Sincerely,



Christopher Clemente
Chairman & Chief
Executive Officer



OUR RESULTS

FY 2024 was a year of significant growth, highlighted once again by double-digit increases in revenue and Adjusted EBITDA and the continued expansion of our assets under management.

KEY PERFORMANCE METRICS	FY 2024[1]	FY 2023[1]
Revenue	$51,294	$44,721
Net Income	$14,560	$7,784
Adjusted EBITDA	$11,597	$10,423
Net Income Per Share — diluted	$1.41	$0.77
Managed Portfolio — # of Assets	72	49

[1] Dollar figures in thousands, except per share and portfolio data. Please see the included financial tables for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure.









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-32375

Comstock Holding Companies, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	**20-1164345**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1900 Reston Metro Plaza, 10th Floor **Reston, VA**	**20190**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(703) 230-1985**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	**CHCI**	**Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Capital Market on June 30, 2024, was $19,155,431.

The number of shares of registrant's common stock outstanding as of February 28, 2025, was 9,826,066 (Class A) and 220,250 (Class B).

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the registrant's definitive proxy statement for its 2025 Annual Meeting of Stockholders, which will be filed pursuant to Regulation 14A with the United States Securities and Exchange Commission ("SEC") within 120 days after the end of the fiscal year to which this report relates.

COMSTOCK HOLDING COMPANIES, INC.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2024

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters disclosed in this Annual Report on Form 10-K may include forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would," and other words and terms of similar meaning in conjunction with a discussion of future operations or financial performance. These forward-looking statements are based on current management expectations, which are subject to inherent risks and uncertainties that may cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements.

We acknowledge the importance of communicating future expectations to investors, however future events and circumstances are not always able to be accurately predicted or controlled. There are several factors that may affect the accuracy of forward-looking statements, including, but not limited to: i) general economic and market conditions, including inflation, interest rate levels, labor shortages, and the ability to raise debt and equity capital; ii) regulatory actions; iii) changes in real estate markets that impact the inherent industry risks and the ability to attract and retain customers; and iv) natural disasters and public health emergencies. Although we believe that our expectations are based on reasonable assumptions, investors should keep in mind the risks and uncertainties that may cause actual results to differ materially from the expectations described, and consequently should place no undue reliance on any of these statements.

Forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required under federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), we do not have intention, and do not undertake any obligation, to update any forward-looking statements to reflect events or circumstances arising after the date of this Annual Report on Form 10-K, whether as a result of new information, future events, or otherwise.

PART I

Item 1. Business

As used herein, "Comstock", "CHCI", "the Company," "we," "us," "our," and similar terms are referring to Comstock Holding Companies, Inc. and its subsidiaries, unless the context indicates otherwise.

Overview

Comstock is a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. region. We have become the area's premier real estate service company by creating extraordinary places, providing exceptional experiences, and generating excellent results for all stakeholders.

Since 1985, we have acquired, developed, operated, and sold millions of square feet of residential, commercial, and mixed-use properties. Our industry expertise and commitment to excellence enable us to consistently deliver best-in-class services across the diverse assets in our managed portfolio. We specialize in supporting the seamless integration of residential, commercial, and retail offerings into vibrant mixed-use communities, exemplified by Reston Station and Loudoun Station, two assets in our Anchor Portfolio (see "Our Portfolio" for additional information) that are among the region's largest and most prominent mixed-use, transit-oriented developments. We maintain a market-leading position in Northern Virginia's Dulles Corridor, an area that is undergoing an urban transformation driven by the creation of Metro's Silver Line, which connects Loudoun County and Dulles International Airport to Reston, Tysons, Washington, D.C., and suburban Maryland.

We provide a comprehensive suite of real estate services to our asset-owning clients, including asset management, property management, development and construction management, and more. Our client base is composed primarily of institutional real estate investors, high net worth family offices, financial institutions, and governmental bodies seeking to develop real estate they own through public-private partnerships. We employ a team of talented real estate professionals that is led by our seasoned management team and is tasked with delivering high-quality services to the premium, strategically located assets in our managed portfolio.

We primarily operate under long-term asset management and property management agreements that provide recurring, fee-based revenue streams.

- Our asset management services platform is anchored by a long-term, full-service asset management agreement with Comstock Partners, LC ("CP"), an affiliate entity controlled by our Chief Executive Officer, Christopher Clemente, which includes a cost-plus fee structure and covers all of the properties in our Anchor Portfolio (the "2022 AMA" - See Note 13 in the Notes to Consolidated Financial Statements for additional information). We have entered into separate asset management agreements for non-Anchor Portfolio assets. We provide asset management services for market-rate fees to all the commercial and residential assets in our managed portfolio, as well as to certain assets managed by ParkX (see below).

- As a vertically integrated real estate services company, we perform all property management services through three wholly owned subsidiaries: CHCI Commercial, CHCI Residential, and ParkX Management ("ParkX"). All properties in our managed portfolio have entered into property management agreements that provide for market-rate fees related to our services.

Our asset-light, debt-free business model allows us to substantially mitigate risks that are typically associated with real estate development and operation. The fee-based approach we have adopted helps drive consistent top-line growth that, along with our streamlined balance sheet, provides maximum flexibility to explore growth opportunities outside of our core business operations.

We have directly aligned the equity ownership of our Company with the ownership interests of the affiliated assets that we manage in our Anchor Portfolio. This relationship, along with the baseline cost-plus feature and supplemental performance-based revenue opportunities provided by the 2022 AMA, provides us with a stable business platform on which we can (i) produce consistent, positive financial results, (ii) mature and expand our real estate service offerings, (iii) diversify and grow our managed portfolio of assets, both organically and through additional third-party relationships, (iv) pursue strategic investments and complimentary acquisitions, and (v) deliver exceptional value to our shareholders.

We distinguish ourselves from industry peers through an established standard of excellence that extends from who we hire to how we deliver our comprehensive suite of real estate services. We are able to maintain this high standard because *We Show Up* - every day, in person, in a collaborative environment that is structured to deliver on our mission to make a difference for our customers, our stakeholders, and in the communities that we serve.

Our Services

Our experienced team of professionals provides a comprehensive suite of services and solutions related to the management, development, and operation of real estate assets. The services we provide include asset management, property/facility management (including security, concierge, firewatch, and more), development and construction management, leasing and marketing, acquisition and disposition, asset recapitalization, design (including planning and entitlements), strategic investment consultation and execution, and various other property-specific services.

Our Managed Portfolio

The focus of our managed portfolio revolves primarily around high quality, mixed-use real estate properties and developments that are strategically located adjacent to Metro rail stations, providing convenient access to public transportation.

The following table summarizes the operating assets that were included in our managed portfolio as of December 31, 2024:

Type	# of Assets	Size/Scale	% Leased
Commercial[1]	14	2.3 million sqft.	82%
Residential	6	1.8 million sqft. / ~1,700 units	96%
ParkX - Garages	32	22,000+ spaces	
ParkX - Security & Other[2]	20	~2,500 hrs/week	
Total	**72**		

[1]   Commercial % leased includes Q1 2024 delivery of a new office tower located in The Row at Reston Station. Excluding that impact, the % leased for stabilized assets is 93%.

[2]   # of assets total excludes 12 properties where both parking & other services are provided to avoid double-counting.

In addition, we manage the following assets that are under construction and scheduled for delivery in the next 6 to 12 months:

- 2 commercial assets representing approximately 266,000 square feet;

- 1 residential asset with 420 units representing approximately 430,000 square feet;

- 1 JW Marriott-branded hotel/condominium with 247 keys and 94 residential units representing a total of approximately 520,000 square feet; and

- 1 commercial parking garage with approximately 1,300 spaces.

Our development pipeline currently includes 5 commercial assets that represent approximately 1.5 million square feet, 5 residential assets with 2,326 units that represent approximately 2.5 million square feet, and 1 hotel that will include 140 keys. At full build out, our managed portfolio of assets is currently projected to total 88 assets that represent approximately 10 million square feet.

Anchor Portfolio

Our Anchor Portfolio (see below for details) includes, or will soon include, millions of square feet of Trophy and Class A office towers, luxury multi-family residential buildings, luxury hotels with branded condominium residences, high-end retail and entertainment options, associated public spaces, and commercial parking garages to serve all the properties. In 2024, Anchor portfolio assets generated a well over $100.0 million of gross revenue for the property owners.

Reston Station (Operating + Under Construction+ In Development)

Reston Station is one of the largest mixed-use, transit-oriented developments in the mid-Atlantic region. Located at the Wiehle-Reston East station on Metro's Silver Line, the Reston Station neighborhood spans the Dulles Toll Road and covers approximately 90 acres. The Reston Station neighborhood is being developed in phases and is composed of the following five districts:

- *Metro Plaza District (Operating)*

    The Metro Plaza District is located adjacent to Wiehle Reston-East Metro Station and contains approximately 1.4 million square feet of mixed-use development, highlighted by three Trophy-Class office buildings and BLVD Reston, a luxury residential tower with 448 units. It is home to corporate and regional headquarters of Google, ICF Global, Spotify,

Qualtrics, Rolls-Royce of North America, Carfax, and others. All buildings in the Metro Plaza District have ground floor retail, which has been leased to high-quality tenants, including Starbucks, CVS, Founding Farmers, Matchbox, Scissors & Scotch, and others.

The Metro Plaza District also includes one of the largest underground commuter parking garages and bus transit facilities in the region. The 1.7 million square foot subterranean garage and transit facility is the subject of a public-private partnership between a Comstock affiliate and Fairfax County, Virginia. The Reston Station transit facility provides Metro commuters with an indoor bus transit depot designed to accommodate upwards of 110 buses per hour, 2,300 commuter parking spaces operated by Fairfax County, and approximately 2,750 additional parking spaces for retail, office, and commuter uses, a Tesla Super Charging Station and numerous other electric vehicle charging stations, secure bicycle parking and storage facilities, substantial storm water management vaults, and state-of-the-art water treatment systems.

- *Reston Row District (Operating + Under Construction)*

  The Reston Row District (i.e., The Row at Reston Station) is the newest phase of the Reston Station development and is currently being constructed adjacent to the Metro Plaza District. It has entitlements in place allowing for approximately 1.5 million square feet of mixed-use development and, when completed, will feature two Trophy-Class office buildings, a residential building with 420 multifamily units, over 100,000 square feet of retail, and Virginia's first JW Marriott Hotel and Condominium tower, which will have 243 hotel rooms, 94 JW Marriott-branded condominium residences, and approximately 25,000 square feet of meeting space. The first office tower was delivered in 2024 and the remainder of the development is expected to be substantially delivered by the end of 2025.

- *Commerce District (In Development)*

  The Commerce District is located adjacent to Wiehle Reston-East Metro Station, directly across the Dulles Toll Road from the Metro Plaza District. It has entitlements in place that allow for approximately 1.5 million square feet of new mixed-use development surrounding the four existing stabilized Class-A office buildings that represent a total of approximately 590,000 square feet. We are currently leasing and managing the four existing office buildings and one existing retail building while finalizing plans for the permitted new development.

- *Midline District (In Development)*

  The Midline District, located directly across Wiehle Avenue from the Reston Row District and the Metro Plaza District, has entitlements in place that allow for approximately 1.2 million square feet of new mixed-use development. We are currently updating the entitlements secured by the previous owner and plan to commence development and leasing operations after receiving the necessary permits for the new development.

- *West District (In Development)*

  The West District sits adjacent to the Reston Row District and Metro Plaza District and includes a previously developed 90,000 square foot office building owned by one of our affiliates and an apartment building owned by a third party. In 2022, our affiliate acquired an existing 58,000 square foot office building on an adjacent parcel that is planned for demolition and will be incorporated into the West District's development plans, which are planned to commence after entitlements are secured. It is anticipated that entitlements will allow for five mixed-use buildings in the West District, including the aforementioned existing apartment building.

Loudoun Station (Operating + In Development)

Loudoun Station, located in Ashburn, Virginia adjacent to Ashburn Station at the terminus of Metro's Silver Line, is Loudoun County's first and only Metro-connected development. With direct rail connectivity to Dulles International Airport, Reston, Tysons, and Washington, D.C., it represents the beginning of Loudoun County's transformation into a transit-connected community. Loudoun Station has more than 1.0 million square feet of mixed-use development completed and stabilized, including nearly 700 residential units, approximately 50,000 square feet of Class-A office space, and approximately 150,000 square feet of retail space, highlighted by an 11-screen AMC Cinema as well as multiple dining and entertainment venues. It is also home to a 1,500-space Metro commuter parking garage that is the subject of a public-private partnership between a Comstock affiliate and Loudoun County. At full build, the Loudoun Station development will cover nearly 50 acres.

Other Portfolio Assets

The following summarizes additional operating assets that are currently in our managed portfolio:

Investors X

In April 2019, we entered into a Master Transfer agreement with CP Real Estate Services, LC ("CPRES"), an entity owned by Comstock's Chief Executive Officer, Christopher Clemente, that provided for priority distribution of residual cash flow from its Class B membership interest in Comstock Investors X, L.C. ("Investors X"), an unconsolidated variable interest entity that owns Comstock's residual homebuilding operations. As of December 31, 2024, all residential lots have been sold. The proceeds from the lot sales will be distributed to the Company as remaining land development work associated with these projects is completed.

The Hartford

In December 2019, we entered into a joint venture with CP to acquire The Hartford Building ("The Hartford"), a stabilized Class-A office building immediately adjacent to Clarendon Station on Metro's Orange Line in Arlington County, Virginia. Built in 2003, the 211,000 square foot LEED Gold-certified, mixed-use building located in the premier Rosslyn-Ballston corridor. In February 2020, we arranged for DivcoWest, an unaffiliated entity, to purchase a majority ownership stake in The Hartford and secured a $87 million loan facility from MetLife. As part of the transaction, we entered into asset management and property management agreements for the building to go along with our 2.5% equity interest.

BLVD Forty Four

In October 2021, we entered into a joint venture with CP to acquire a stabilized 15-story, luxury high-rise apartment building in Rockville, Maryland that we rebranded as BLVD Forty Four. Built in 2015 and located one block from the Rockville Station on Metro's Red Line and in the heart of the I-270 Technology and Life Science Corridor, the 263-unit mixed use property includes approximately 16,000 square feet of retail and a commercial parking garage. In connection with the transaction, we received an acquisition fee and are entitled to receive investment related income and promote distributions in connection with our 5.0% equity interest in the asset. We also provide asset, residential, retail and parking property management services for the property in exchange for market rate fees.

BLVD Ansel

In March 2022, we entered into a joint venture with CP to acquire BLVD Ansel, a newly completed 18-story, luxury high-rise apartment building with 250 units located adjacent to the Rockville Metro Station and BLVD Forty Four in Rockville, Maryland. BLVD Ansel features approximately 20,000 square feet of retail space, 611 parking spaces, and expansive amenities including multiple private workspaces designed to meet the needs of remote-working residents. In connection with the transaction, we received an acquisition fee and are entitled to receive investment related income and promote distributions in connection with our 5.0% equity interest in the asset. We also provide residential, retail and parking property management services for the property in exchange for market rate fees.

Comstock 41

In December 2023, we completed the acquisition of an 18,150 square foot land parcel located at 41 Maryland Avenue in Rockville, Maryland ("Comstock 41") through a wholly owned subsidiary for $1.5 million. This investment property sits adjacent to BLVD Ansel and BLVD Forty Four and is currently a surface parking lot. Comstock 41 has existing entitlements for at least 117 dwelling units and approximately 11,000 square feet of retail space.

In November 2024, we entered into a definitive purchase agreement for Comstock 41 with SCG Development Holdings, LLC ("SCG") that is contingent upon the successful rezoning of the property to allow for the development of an affordable housing project at the site. Upon closing, we will enter into an operating agreement and a development agreement with SCG, under which we will provide construction management services for the affordable housing project that will be fully financed by SCG. We will also be entitled to provide property management services once the development is ready for occupancy.

Parking

ParkX, one of our wholly owned operating subsidiaries, currently manages a total of 32 commercial parking garages, including 17 commercial parking garages owned by unaffiliated parties. In addition, ParkX provides approximately 2,555 hours per week of security, concierge, and other alternative property management services across 32 different properties, 12 of which are also managed parking garage locations.

Our Business Strategy

In early 2018, we transitioned away from the development and sale of residential homes to our current business model, which primarily focuses on driving recurring fee-based revenue streams from the asset and property management services we provide for commercial and mixed-use real estate properties in the greater Washington, D.C. region. This significant shift took us from a high risk, capital-intensive approach to one that is asset-light and debt-free, providing us with a stronger balance sheet that allows for greater flexibility when it comes to exploring additional opportunities to grow our business.

We have demonstrated a proven track record of successfully managing a large-scale, diverse portfolio that contains both stabilized and in-development assets. Our decades of experience and in-depth industry knowledge provide us with the necessary foundation to successfully deliver on our unique business strategy, which is centered around the following strategic areas of focus:

- *Generation of stable, recurring revenue and cash flows*

  We primarily operate under long-term asset management and property management agreements that provide recurring fee-based revenue streams, including the 2022 AMA and its cost-plus fee structure foundation that covers all the assets we manage in our Anchor Portfolio. This approach, along with additional opportunities to recognize supplemental and performance-based revenue based on provisions included in the 2022 AMA and our other management agreements, provide us with stability and visibility that help drive consistent, predictable top-line growth and positive operating cash flows.

- *Addition of high-quality, mixed-use and transit-oriented assets in high-growth, high-potential areas*

  The assets in our managed portfolio are primarily composed of high-quality, trophy-class assets located in transitioning "sub-urban" markets found within the greater Washington D.C. region. These sub-markets, which include the Dulles Corridor and the Rosslyn-Ballston Corridor in Northern Virginia and the I-270 Technology and Life Science Corridor in Montgomery County, Maryland, are currently experiencing a "flight to quality" that is driving demand for the type of premium developments and amenity-rich buildings that compose our managed portfolio. We anticipate the heightened demand for top-tier real estate will persist across both commercial and residential markets, driven by an increasing number of tenants who are willing to pay higher rents for top-quality assets located in mixed-use, transit-oriented communities with access to premium amenities.

  In Northern Virginia specifically, growing demand for technology and cybersecurity services has driven the proliferation of major corporations opening operational headquarters in the region, including Amazon, Microsoft, CoStar, Nestle, Raytheon Technologies, Boeing, and others. The expansion and continued investment of these large technology companies will benefit Northern Virginia's employment market, further driving increased demand for the assets we manage and the mixed-use communities we are developing.

- *Leveraging our growth platform and industry expertise to secure additional development and investment opportunities*

  Our stable growth platform and streamlined balance sheet provide us with insulation from significant downturns in the commercial real estate industry. As a result, we are well positioned to pursue, and potentially capitalize on, market disruptions that produce new attractively valued assets that would complement our existing managed portfolio. We typically engage a joint-venture partner that will provide the majority of capital needed for our investments in real estate ventures. This approach enables us to minimize risk and retain the flexibility to pursue additional value-add, core, and core-plus investments and acquisitions as new opportunities emerge.

  We have worked closely with our affiliates to secure public-private partnerships with local governments from Fairfax County and Loudoun County in Virginia to develop and manage large-scale mixed-use, transit-oriented developments. Our proven track record of developing and managing best-in-class properties across the region has positioned us as an attractive partner for additional government entities looking to improve infrastructure and enhance their surrounding communities. In addition, recent changes to the comprehensive land use plans of Fairfax County and Loudoun County that encourage high-density and mixed-use development proximate to Metro's Silver Line stations may further enhance our potential growth opportunities.

Our Culture

Over nearly four decades we have curated a unique culture that distinguishes us from our industry peers and is firmly rooted in our commitment to work together - every day, in-person to drive the standard of excellence that we consider to be our baseline.

We Show Up every day because we believe that showing up makes a difference for our customers, our stakeholders, and in the communities that we serve. To learn more about Comstock's culture, please visit www.Comstock.com/WeShowUp.

Our Values

We are committed to pursuing environmental sustainability, social responsibility, and robust governance practices across all our operations. We recognize that development of real estate can have significant impact, positive or negative, for the surrounding community, the region, and the environment that we all share. We believe that companies developing real estate have a responsibility to maximize the positive impacts while taking steps to minimize negative impacts. Supporting and fostering these initiatives is instrumental in making our communities better places to live, work, and play while simultaneously bolstering asset value, reducing risk, and positively impacting all stakeholders. The following are highlights from our 2024 ESG Report, the full version of which can be found on our website: www.Comstock.com/Corporate-Responsibility.

Environmental

We believe that environmentally sound business practices are critical to the long-term success of our business and the communities in which we operate. Our managed portfolio already includes multiple assets that are Leadership in Energy and Environmental Design ("LEED") and Energy Star certified, and multiple initiatives are underway to increase the percentage of LEED and Energy Star certified buildings in our managed portfolio. Currently, all buildings in the Reston Metro Plaza District in Reston Station are LEED Silver certified or above and Energy Star certified. We continue to expand our capabilities around monitoring energy and utility consumption at all our properties, allowing us to better identify opportunities to maximize efficiency and sustainability through operational and capital improvements.

We have a partnership with DAVIS Construction on the utilization of CarbonCure, a sustainable concrete component, in the construction of Phase II of our Reston Station development (the Reston Row District). CarbonCure is clean technology that produces greener concrete by recycling carbon dioxide (CO_2) produced during the cement manufacturing process and injecting the recycled CO_2 into fresh concrete during mixing. Once injected, the CO_2 transforms into a mineral that improves the compressive strength of concrete and captures the recycled CO_2 emissions which are never re-released into the atmosphere. Every cubic yard of concrete produced with CarbonCure technology saves an average of 25 pounds of carbon from entering the atmosphere, which will save millions of pounds of CO_2 emissions from entering the atmosphere. The Reston Row District is expected to utilize approximately 500,000 cubic yards of CarbonCure, which will divert 5 million pounds of carbon, or the equivalent of 258,000 gallons of gasoline not being burned. Furthermore, we intend to engage our supply chain to incorporate sustainable designs, materials, and systems into all ongoing or future developments.

Our transit-oriented developments promote the use of mass transit, ride sharing, and alternate modes of transportation. We continue to expand the availability of electronic vehicle charging stations and bike racks at our properties to promote the reduction of congestion and our overall carbon footprint. In recognition of the positive impacts resulting from Reston Station's design, the development has been awarded the designation of Best Workplaces for Commuters each year since 2020 by the Best Workplaces for Commuters Organization, coordinated by the National Center for Transit Research at the Center for Urban Transportation Research.

Social (Human Capital)

We strive to create extraordinary places and provide exceptional experiences in places where people live, work, and play. We recognize the vital importance of community engagement in achieving this goal, which is why philanthropic partnerships have always been a key focus. We host a variety of community events in the public spaces we develop, aimed at creating rich and meaningful experiences. We support local organizations through charitable events, including Boys & Girls Club of Greater Washington, Habitat for Humanity, St. Jude Children's Research Hospital, multiple youth sports organizations and local schools, and others. We partner with Cornerstones, Reston's leading non-profit dedicated to helping underserved populations, to purchase winter coats for children and contribute meals to those in need. We encourage all employees to participate in charitable efforts in the community by providing paid leave to volunteer and numerous charitable contribution matching opportunities.

A key to our success is our ability to attract and retain a talented workforce that understands the numerous benefits of working in-office rather than remotely. We employ a diverse, multi-generational staff that consisted of 206 full-time and 45 part-time employees as of December 31, 2024. We promote collaboration, support, and innovation, providing all our employees the opportunity to achieve their professional and wellness goals. We continuously strive to diversify our workforce, provide equal access to opportunities to our people, and promote a working environment based on mutual trust, confidence, and respect. Our employees have access to a comprehensive suite of benefits, including, but not limited to, medical, dental, vision, and life insurance options; flexible and health savings accounts; 401k plan matching; and professional development reimbursement. We offer numerous wellness initiatives and training opportunities, including diversity training and a broad suite of e-learning courses.

Governance

Our employees, managers and officers conduct our business under the direction of our CEO and the oversight of our Board of Directors (the "Board") to enhance our long-term value for our stockholders. The core responsibility of our Board is to exercise its fiduciary duty to act in the best interests of our Company and our stockholders. In exercising this obligation, our Board and its individual committees perform several specific functions, including risk assessment, review and oversight. While management is responsible for the day-to-day management of risk, our Board retains oversight of risk management for our company, assisting management by providing guidance on strategic risks, financial risks, and operational risks.

We have established corporate governance guidelines and policies that promote Company values, including a code of conduct as well as a code of ethics. Our information security team deploys an array of cybersecurity capabilities to protect our various business systems and data. We continually invest in protecting against, monitoring, and mitigating risks across the enterprise. We had no material publicly reportable information security incidents in the fiscal year ended December 31, 2024.

Competition

The real estate asset management and services industry is highly competitive. We compete with other businesses in the asset management and real estate-related services businesses on the basis of price, location, experience, service and reputation. Many of these competitors are larger than us, operate on a national or global scale, and some have access to greater technical, marketing and financial resources. These competitors may benefit from lower costs of capital, greater business scale, enhanced operating efficiencies, and greater immunity to localized market downturns due to their broad geographic presence. We also face numerous competitors on a local and regional basis. Certain competitors may also possess greater access to capital, higher risk tolerance, lower return thresholds, or less regulatory restrictions, all which could allow them to consider a broader range of investments and to bid more aggressively for investment opportunities than we are willing to.

Technology and Intellectual Property

We utilize our technology infrastructure to facilitate the management of our client's assets and the marketing of our services. We use media and internet-based marketing platforms primarily in lieu of print advertisements. We believe that the prospective renters will continue to increase their reliance on information available on the internet to help guide their decisions. Accordingly, through our marketing efforts, we will continue to leverage this trend to lower per lease marketing costs while maximizing potential lease transactions.

Our Chief Executive Officer and Chairman of the Board, Christopher Clemente, has licensed his ownership interest in the "Comstock" brand and trademark to us in perpetuity. We have registered our trademarks and routinely take steps, and occasionally take legal action, to protect against brand infringement from third parties. Mr. Clemente has retained the right to continue to use the "Comstock" brand and trademark including for real estate development projects in our current or future markets that are unrelated to the Company but, currently, substantially all of Mr. Clemente's real estate development business is conducted with Comstock, pursuant to the 2022 AMA.

Governmental Regulation and Environmental Matters

We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning finance, banking, investments, zoning, building design, construction, density requirements and similar matters. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the states where we operate. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction.

We are also subject to a variety of local, state, and federal statutes, ordinances, rules and regulations concerning protection of the environment. Some of the laws to which we and our properties are subject to may impose requirements concerning development in waters of the United States, including wetlands, the closure of water supply wells, management of asbestos-containing materials, exposure to radon and similar issues. The particular environmental laws that apply to any given real estate asset vary based on several factors, including the environmental conditions related to a particular property and the present and former uses of the property.

Additional Information

Comstock Holding Companies, Inc. was incorporated in Delaware in 2004. Our principal executive offices are located at 1900 Reston Metro Plaza, 10th Floor, Reston, VA 20190, and our telephone number is 703-230-1985. Our corporate website address is www.Comstock.com.

We maintain an investor relations page on our website where our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other required SEC filings may be accessed free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

To mitigate cybersecurity risks, we continuously assess and enhance our security processes and procedures. We collaborate with industry-leading managed security service providers to strengthen our ability to identify, assess, prevent, and respond to cybersecurity threats. Our information technology operations and security processes are being aligned with the National Institute of Standards and Technology (NIST) framework to further standardize and improve our security posture.

As part of our commitment to a cloud-first strategy, we prioritize the use of SaaS-based solutions for critical business functions. These third-party providers conduct annual Statement on Standards for Attestation Engagements ("SSAE") audits, ensuring compliance with industry best practices.

We have adopted a cybersecurity risk management framework designed to identify and mitigate potential cybersecurity risks, which is being integrated into our overall enterprise risk management program. Our risk assessments are informed by third-party cybersecurity experts, who conduct annual internal penetration tests and monthly vulnerability scans to continuously evaluate and strengthen our security posture.

Cybersecurity risks are categorized using a Critical, High, Medium, and Low risk scoring methodology. These assessments are performed through a combination of automated tools, manual audits, and expert evaluations, allowing us to implement effective controls that enhance our security framework. In addition, we have introduced annual cybersecurity awareness training, phishing simulations, and ongoing communication initiatives to strengthen organizational awareness of cybersecurity risks and threat prevention.

To date, we and our subsidiaries have not experienced any material cybersecurity incidents.

Governance

Cybersecurity is a key component of our enterprise risk oversight framework, with our Board of Directors actively engaged in overseeing cybersecurity risk management. While management is responsible for day-to-day cybersecurity operations, the Board ensures that our cybersecurity risk management strategies are effectively implemented. The Board is briefed on material cybersecurity incidents as necessary to maintain transparency and informed decision-making.

Our Vice President of Information Technology leads our cybersecurity strategy, programs, and risk management processes. With over 30 years of experience in IT, including 15+ years in cybersecurity, the Vice President provides strategic oversight and ensures alignment with industry best practices. This role is supported by a team of cybersecurity professionals with formal training and specialized expertise, as well as partnerships with managed security service providers focused on proactive threat detection, incident response, and risk mitigation.

As part of our annual enterprise risk assessment, cybersecurity risks are ranked and reviewed by executive management. In the event of a cybersecurity incident, the Vice President of Information Technology, in collaboration with our cybersecurity partners, would conduct a comprehensive impact assessment. This assessment would outline both potential and actual risks, along with necessary remediation steps. If an incident is deemed material, the Vice President would escalate the matter to the Board of Directors, who would determine whether disclosure to customers or investors is required.

Item 2. Properties

In November 2020, we executed a lease to relocate our corporate headquarters to office space located at 1900 Reston Metro Plaza in Reston, Virginia for a ten-year term. In January 2022, we executed a lease for a remote monitoring center for ParkX, our parking management subsidiary, and in November 2022 we executed a lease to expand our corporate headquarters, bringing the total amount of leased space to 25,630 square feet as of December 31, 2024. We believe our properties are adequately maintained and suitable for our needs and their intended use.

Item 3. Legal Proceedings

Currently, we are not subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions filed against us, it is not anticipated that any such liability will have a material adverse effect on our financial position, operating results, or cash flows. We believe that we have obtained adequate insurance coverage, rights to indemnification, or where appropriate, have established reserves in connection with these legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our Class A common stock is traded on The Nasdaq Capital Market under the symbol "CHCI". As of December 31, 2024, there were 34 registered holders of record of our Class A common stock and 1 holder of our Class B common stock.

We have never declared or paid any dividends on our common stock. We do not anticipate paying any dividends on our common stock during the foreseeable future and intend to retain any earnings for future growth of our business.

We did not repurchase any securities under our share repurchase program or issue any unregistered securities during the year ended December 31, 2024.

Item 6. [RESERVED]

Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. All references to "2024" and "2023" are referring to the twelve-month period ended December 31 for each of those respective fiscal years. This section of this Annual Report on Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. The following discussion may contain forward-looking statements that reflect our plans and expectations. Our actual results could differ materially from those anticipated by these forward-looking statements due to the factors discussed elsewhere in this Annual Report on Form 10-K. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Overview

We are a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. region. We have become the area's premier real estate service company by creating extraordinary places, delivering exceptional experiences, and generating excellent results for all stakeholders.

We provide a comprehensive suite of real estate services to our asset-owning clients, including asset management, property management, development and construction management, and more. Our client base is composed primarily of institutional real estate investors, high net worth family offices, financial institutions, and governmental bodies seeking to develop real estate they own through public-private partnerships. We employ a talented staff of real estate professionals that are led by our seasoned management team and are tasked with delivering high-quality services to the premium, strategically located assets in our managed portfolio.

We primarily operate under long-term asset management and property management agreements that provide recurring fee-based revenue streams.

- Our asset management services platform is anchored by a long-term, full-service asset management agreement with Comstock Partners, LC ("CP"), an affiliate entity controlled by our Chief Executive Officer Christopher Clemente, which includes a cost-plus fee structure and covers all of the properties in our Anchor Portfolio (the "2022 AMA" - See Note 13 in the Notes to Consolidated Financial Statements for additional information). We have entered into separate asset management agreements for non-Anchor Portfolio assets. We provide asset management services for market-rate fees to all the commercial and residential assets in our managed portfolio, as well as to certain assets managed by ParkX (see below).

- As a vertically integrated real estate services company, we perform all property management services through three wholly owned subsidiaries: CHCI Commercial, CHCI Residential, and ParkX Management ("ParkX"). All properties in our managed portfolio have entered into property management agreements that provide for market-rate fees related to our services.

Our asset-light, debt-free business model allows us to substantially mitigate risks that are typically associated with real estate development and operation. The fee-based approach we have adopted helps drive consistent top-line growth that, along with our streamlined balance sheet, provides maximum flexibility to explore growth opportunities outside of our core business operations.

We have directly aligned the equity ownership of our Company with the ownership interests of the affiliated assets that we manage in our Anchor Portfolio. This relationship, along with the baseline cost-plus feature and supplemental performance-based revenue opportunities provided by the 2022 AMA, provides us with a stable business platform on which we can (i) produce consistent, positive financial results, (ii) mature and expand our real estate service offerings, (iii) diversify and grow our managed portfolio of assets, both organically and through additional third-party relationships, (iv) pursue strategic investments and complimentary acquisitions, and (v) deliver exceptional value to our shareholders.

We distinguish ourselves from industry peers through an established standard of excellence that extends from who we hire to how we deliver our comprehensive suite of real estate services. We are able to maintain this high standard because *We Show Up* - every day, in person, in a collaborative environment that is structured to deliver on our mission to make a difference for our customers, our stakeholders, and in the communities that we serve.

Managed Portfolio

The focus of our managed portfolio revolves primarily around high quality, mixed-use real estate properties and developments that are strategically located adjacent to Metro rail stations, providing convenient access to public transportation.

Our Anchor Portfolio (see below for details) includes, or will soon include, millions of square feet of Trophy and Class A office towers, luxury multi-family residential buildings, luxury hotels with branded condominium residences, high-end retail and entertainment options, associated public spaces, and commercial parking garages to serve all the properties. In 2024, Anchor portfolio assets generated a well over $100.0 million of gross revenue for the property owners.

The following table summarizes the operating assets that are included in our managed portfolio as of December 31, 2024:

Type	# of Assets	Size/Scale	% Leased
Commercial[1]	14	2.3 million sqft.	82%
Residential	6	1.8 million sqft. / ~1,700 units	96%
ParkX - Garages	32	22,000+ spaces	
ParkX - Security & Other[2]	20	~2,500 hrs/week	
Total	**72**		

[1] Commercial % leased includes Q1 2024 delivery of a new office tower located in The Row at Reston Station. Excluding that impact, the % leased for stabilized assets is 93%.

[2] # of assets total excludes 12 properties where both parking & other services are provided to avoid double-counting.

In addition, we manage the following assets that are under construction and scheduled for delivery in the next 12 to 24 months:

- 2 commercial assets that represent approximately 266,000 square feet;

- 1 residential asset with 420 units representing approximately 430,000 square feet;

- 1 JW Marriott-branded hotel/condominium with 247 keys and 94 residential units representing a total of approximately 520,000 square feet; and

- 1 commercial parking garages with approximately 1,300 spaces.

Our development pipeline currently includes 5 commercial assets that represent approximately 1.5 million square feet, 5 residential assets with 2,326 units that represent approximately 2.5 million square feet, and 1 hotel that will include 140 keys. At full build out, our managed portfolio of assets is currently projected to total 88 assets representing nearly 10 million square feet.

The following tables provide further details on our managed portfolio:

Anchor Portfolio		
Name	**Status**	**Description**
Reston Station	Operating + Under Construction + In Development	Among the largest mixed-use, transit-oriented developments in the Washington, D.C. region, covering nearly 90 acres spanning the Dulles Toll Road and surrounding the Wiehle Reston-East Metro Station and strategically located mid-way between Tysons, Va. and Dulles International Airport on Metro's Silver Line (Fairfax County, Va.)
Loudoun Station	Operating + In Development	Loudoun County's first and only mixed-use, Metro-connected development that is located adjacent to Ashburn Station at the terminus of Metro's Silver Line in Ashburn, Va (Loudoun County, Va.)

Other Portfolio Assets		
Name	**Status**	**Description**
The Hartford	Operating	Acquired in 2019, this 211,000 square foot mixed-use building is located adjacent to the Clarendon Station on Metro's Orange Line and is the subject of a joint venture with DivcoWest and Comstock Partners, LC. The premier office tower in the Ballston Corridor submarket of Arlington County, Va.
BLVD Forty Four	Operating	Acquired in 2021, this 15-story, mixed-use 250-unit, luxury high-rise apartment tower is located adjacent to BLVD Ansel and just 1 block from the Rockville Station on Metro's Red Line in Rockville, Md (Montgomery County) and is the subject of a joint venture with Comstock Partners, LC. The two-building complex is the premier residential offering in Rockville Town Center.
BLVD Ansel	Operating	Acquired in 2022, this 18-story, mixed-use 250-unit, luxury high-rise apartment tower is located adjacent to BLVD Forty Four and just 1 block from the Rockville Station on Metro's Red Line in Rockville, Md (Montgomery County) and is the subject of a joint venture with Comstock Partners, LC. The two-building complex is the premier residential offering in Rockville Town Center.
Comstock 41	Operating	Acquired in 2023, this 18,150 square foot parcel located at 41 Maryland Ave. in Rockville, Md. and is adjacent to BLVD Forty Four; currently a surface parking lot operated by ParkX Management, LC; provides an excellent opportunity for significant value enhancement through by-right entitlements for approximately 117 residential units
Investors X	Operating	Investment in Comstock Investors X, LC that owns legacy homebuilding assets that were monetized through market-rate sales that were completed in March 2024
ParkX	Operating	Commercial parking garages & spaces managed by ParkX Management that are located at/ around affiliated managed properties as well as a growing number of third-party locations

Comstock 41 - Additional Information

Given its proximity to BLVD 44, we plan to explore rezoning opportunities at Comstock 41 that would allow for potential relocation of moderately-priced dwelling units from BLVD 44 to Comstock 41 as well as utilization of excess parking capacity at both BLVD 44 and BLVD Ansel. In conjunction with the acquisition, we entered into a contingent fee agreement with BLVD 44 should these pursuits prove successful (See Note 13 in the Notes to Consolidated Financial Statements for additional information).

In November 2024, we entered into a definitive purchase agreement for Comstock 41 with SCG Development Holdings, LLC ("SCG") that is contingent upon the successful rezoning of the property to allow for the development of an affordable housing project at the site. Upon closing, we will enter into an operating agreement and a development agreement with SCG, under which we will provide construction management services for the affordable housing project that will be fully financed by SCG. We will also be entitled to provide property management services once the development is ready for occupancy.

Outlook

Our management team is committed to executing our goal to provide exceptional experiences to those we do business with while maximizing shareholder value. We believe that we are properly staffed for current and foreseeable market conditions and will maintain the ability to manage risk and pursue additional growth as opportunities arise. Our real estate development and asset management operations are primarily focused on the greater Washington, D.C. area, where we believe our decades of experience provides us with the best opportunity to continue developing, managing, and investing in high-quality real estate assets and capitalizing on positive growth trends.

Our growth will continue to be fueled by our Anchor Portfolio, which will continue to generate revenue as development and construction efforts are completed for all the planned Anchor Portfolio assets, allowing us to then lease, stabilize, and arrange permanent financing for each property. Importantly, the long-term asset management agreements covering the properties included in the Anchor Portfolio, when combined with our asset-light and debt-free business model, provide us with visibility to future revenue and earnings growth while mitigating the risk for potential losses.

We aspire to be among the most admired real estate asset managers, operators, and developers by creating extraordinary places, providing exceptional experiences, and generating excellent results for all stakeholders. Our commitment to this mission drives our ability to expand our managed portfolio of assets, grow revenue, and deliver value to our shareholders.

Results of Operations

The following tables set forth consolidated statement of operations data for the periods presented (in thousands):

| | Year Ended December 31, | |
	2024	2023
Revenue	$ 51,294	$ 44,721
Operating costs and expenses:		
Cost of revenue	38,630	33,040
Selling, general, and administrative	2,075	2,305
Depreciation and amortization	302	212
Total operating costs and expenses	41,007	35,557
Income (loss) from operations	10,287	9,164
Other income (expense):		
Interest income	672	96
Gain (loss) on real estate ventures	(297)	(1,187)
Other income (expense), net	63	79
Income (loss) from operations before income tax	10,725	8,152
Provision for (benefit from) income tax	(3,835)	368
Net income (loss)	$ 14,560	$ 7,784

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

The following table summarizes revenue by line of business (in thousands):

| | Year Ended December 31, | | | | | Change | |
| | 2024 | | 2023 | | | | |
	Amount	%	Amount	%	$	%
Asset management	$ 31,497	61.4%	$ 29,278	65.5%	$ 2,219	7.6 %
Property management	11,612	22.6%	10,604	23.7%	1,008	9.5 %
Parking management	8,185	16.0%	4,839	10.8%	3,346	69.1 %
Total revenue	$ 51,294	100.0%	$ 44,721	100.0%	$ 6,573	14.7 %

Revenue increased 14.7% in 2024. The $6.6 million comparative increase was primarily driven by a $4.8 million, or 101.4%, increase in recurring, fee-based revenue from our property and parking management services due to the continued expansion of our managed portfolio. Also contributing to the increase was $3.1 million of additional supplemental fees stemming from leasing activity and refinancing fees, as well as a $1.8 million increase in fee-based asset management services. Partially offsetting these increases was a $3.3 million decrease in incentive fees earned. A previously scheduled October 1, 2024 incentive fee trigger event for seven specified managed portfolio assets was deferred. (See Note 13 in the Notes to Consolidated Financial Statements for additional information).

Operating costs and expenses

The following table summarizes operating costs and expenses (in thousands):

| | Year Ended December 31, | | Change | |
	2024	2023	$	%
Cost of revenue	$ 38,630	$ 33,040	$ 5,590	16.9 %
Selling, general, and administrative	2,075	2,305	(230)	(10.0)%
Depreciation and amortization	302	212	90	42.5 %
Total operating costs and expenses	$ 41,007	$ 35,557	$ 5,450	15.3 %

Operating costs and expenses increased 15.3% in 2024. The $5.5 million comparative increase was primarily due to a $3.6 million increase in personnel expenses from increased headcount and employee compensation and a net $1.9 million increase in reimbursable/billable expenses.

Other income (expense)

The following table summarizes other income (expense) (in thousands):

| | Year Ended December 31, | | | | Change | |
	2024		2023		$	%
Interest income	$	672	$	96	$ 576	600.0 %
Gain (loss) on real estate ventures		(297)		(1,187)	890	(75.0)%
Other income (expense), net		63		79	(16)	(20.3)%
Total other income (expense)	$	438	$	(1,012)	$ 1,450	(143.3)%

Other income (expense) changed by $1.5 million in 2024, primarily driven by primarily driven by a combined $0.9 million improvement in mark-to-market valuation impacts of equity method investments in real estate ventures and a $0.6 million increase in interest income stemming from interest earned on money market sweep accounts that were not active for all of 2023.

Income taxes

We recorded a $3.8 million income tax benefit in 2024, compared to a provision for income tax of $0.4 million in 2023. The $4.2 million net change was primarily driven by a $6.5 million valuation allowance release in the current period, partially offset by the impact of higher taxable income from operations. As of December 31, 2024, we had $111.1 million of net operating loss ("NOL") carryforwards.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we prepare certain financial measures that are not calculated in accordance with generally accepted accounting principles in the United States ("GAAP"), specifically Adjusted EBITDA.

We define Adjusted EBITDA as net income (loss) from continuing operations, excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock-based compensation, and mark-to-market valuation gain (loss) on equity method investments in real estate ventures.

We use Adjusted EBITDA to evaluate financial performance, analyze the underlying trends in our business and establish operational goals and forecasts that are used when allocating resources. We expect to compute Adjusted EBITDA consistently using the same methods each period.

We believe Adjusted EBITDA is a useful measure because it permits investors to better understand changes over comparative periods by providing financial results that are unaffected by certain non-cash items that are not considered by management to be indicative of our operational performance.

While we believe that Adjusted EBITDA is useful to investors when evaluating our business, it is not prepared and presented in accordance with GAAP, and therefore should be considered supplemental in nature. Adjusted EBITDA should not be considered in isolation, or as a substitute for other financial performance measures presented in accordance with GAAP. Adjusted EBITDA may differ from similarly titled measures presented by other companies.

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted EBITDA (in thousands):

	Year Ended December 31,			
		2024		2023
Net income (loss)	$	14,560	$	7,784
Interest income		(672)		(96)
Income taxes		(3,835)		368
Depreciation and amortization		302		212
Stock-based compensation		945		968
(Gain) loss on real estate ventures		297		1,187
Adjusted EBITDA	$	11,597	$	10,423

The increases in Adjusted EBITDA for the year ended December 31, 2024 were primarily driven by significant increases in recurring fee-based property and parking management revenue and supplemental asset management fee revenue.

Seasonality and Quarterly Fluctuations

None.

Liquidity and Capital Resources

Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities.

Our principal sources of liquidity as of December 31, 2024, were our cash and cash equivalents of $28.8 million and our $10.0 million of available borrowings on our Credit Facility. (See Note 6 in the Notes to Consolidated Financial Statements for additional information).

Significant factors which could affect future liquidity include the adequacy of available lines of credit, cash flows generated from operating activities, working capital management and investments.

Our primary capital needs are for working capital obligations and other general corporate purposes, including investments and capital expenditures. Our primary sources of working capital are cash from operations and distributions from investments in real estate ventures. We have historically financed our operations with internally generated funds and, more rarely and only when necessary, borrowings from our Credit Facility. We believe we currently have adequate liquidity and availability of capital to fund our present operations.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,					
		2024		2023		Change
Net cash provided by (used in) operating activities	$	10,675	$	9,003	$	1,672
Net cash provided by (used in) investing activities		(350)		(1,547)		1,197
Net cash provided by (used in) financing activities		(352)		(390)		38
Net increase (decrease) in cash and cash equivalents	$	9,973	$	7,066	$	2,907

Operating Activities

The $1.7 million variance in net operating cash activity was primarily driven by a $1.7 million increase in net income from continuing operations after adjustments for non-cash items. The comparative net changes to our net working capital balances were immaterial.

Investing Activities

The $1.2 million variance in net investing cash activity was primarily driven by a $1.4 million decrease in investments in real estate ventures, partially offset by a $0.4 million increase in purchases of securities to fund non-qualified deferred compensation plan liabilities.

Financing Activities

The immaterial variance in net financing cash activity was primarily driven by $0.2 million of proceeds in conjunction with the issuance of common stock related to equity awards, which was almost entirely offset by a $0.2 million increase in cash paid for taxes related to the net share settlement of equity awards.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. Accounting policies, methods and estimates are an integral part of the preparation of consolidated financial statements in accordance with U.S. GAAP and, in part, are based upon management's current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from management's current judgments. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, areas that are particularly significant include:

- Investments in real estate ventures
- Revenue - Incentive Fees
- Income taxes

Investments in real estate ventures

For investments in real estate ventures that we have elected to report at fair value, we maintain an investment account that is increased or decreased each reporting period by contributions, distributions, and the difference between the fair value of the investment and the carrying value as of the balance sheet date. These fair value adjustments are reflected as gains or losses in our consolidated statements of operations. The fair value of these investments as of the balance sheet date is generally determined using a discounted cash flow analysis, income approach, or sales-comparable approach, depending on the unique characteristics of the real estate venture.

In addition, we perform a two-step analysis to determine if our investments in real estate ventures qualify as a variable interest entity ("VIE") and need to be consolidated. We first analyze if the entity lacks sufficient equity to finance its activities without additional subordinated financial support or if the equity holders, as a group, lack the characteristics of a controlling financial interest in order to determine VIE qualification. If an entity is determined to be a VIE, we then analyze if it is the primary beneficiary to determine if the entity needs to be included in its consolidated financial results. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity. We consider a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance, including evaluating the nature of relationships and activities of the parties involved and, where necessary, determining which party within a related-party group is most closely associated with the VIE and would therefore be considered the primary beneficiary. We determine primary beneficiary status of a VIE at the time of investment and perform ongoing reassessments to evaluate whether changes in the entity's capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion.

We have minority voting and economic interests in our investments in real estate ventures that we have elected to report at fair value and do not control the activities that most significantly impact their economic performance. We have determined we are not the primary beneficiary in these investments, and therefore do not consolidate them into our balance sheets as of December 31, 2024 and 2023 or into our statements of operations for the years ended December 31, 2024 and 2023.

Revenue - Incentive Fees

Pursuant to the 2022 AMA, we are entitled to earn incentive compensation fees revenue ("Incentive Fees") on certain managed real estate assets if defined triggering events, which are differentiated based on the classification of the assets and defined in the agreement, are achieved. (See Note 13 for additional information).

Incentive Fees are calculated as a percentage of the imputed profit that would be realized upon the hypothetical sale or recapitalization of the asset (or assets) for which triggering event criteria were met. The calculation of imputed profit is based on a fair market value assessment that includes highly variable financial inputs and must also consider macro-economic and environmental factors that may affect fair market value. Due to the subjective and potentially volatile nature of this variable consideration, we only recognize revenue on Incentive Fees for each managed asset when 1) any material uncertainties associated with the valuation of real estate assets that drive Incentive Fees are substantially resolved and 2) it is probable that a significant reversal in the amount of related cumulative Incentive Fee revenue recognized will not occur. As a result, we only recognize Incentive Fees at or near each asset's respective triggering event (as detailed in the 2022 AMA) when imputed profit could be reasonably calculated and relied upon to not materially change.

For the years ended December 31, 2024 and 2023, we recognized revenue from Incentive Fees of $1.5 million and $4.8 million, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We provide a valuation allowance when we consider it "more likely than not" (greater than a 50% probability) that a deferred income tax asset will not be fully recovered. Adjustments to the valuation allowance are a component of the income tax provision or benefit in our consolidated statements of operations.

For the years ended December 31, 2024 and 2023, we recorded net decreases to our deferred tax valuation allowance of $6.5 million and $1.5 million, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data


COMSTOCK HOLDING COMPANIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Comstock Holding Companies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Comstock Holding Companies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets and valuation allowance assessment

As described further in Note 11 to the consolidated financial statements, the Company assesses available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets. The Company continues to record valuation allowances against deferred tax assets when it is considered more likely than not that the deferred tax asset will not be realized prior to expiration. During 2024, after weighing all available positive and negative evidence, the Company released $6.5 million of the valuation allowance as management deemed estimated future taxable income to be sufficient to realize additional deferred tax assets related to net operating loss and tax credit carryforwards.

The principal consideration for our determination that the realizability of deferred tax assets is a critical audit matter is that the estimate of future taxable income is an accounting estimate subject to a high level of estimation uncertainty. There is inherent uncertainty and subjectivity related to management's judgments and assumptions regarding the Company's future taxable income, the determination of which is complex in nature and may be affected by future operations of the Company and market or economic conditions. As such, significant auditor judgment was required.

Our audit procedures related to the realizability of deferred tax assets included the following, among others.

- We obtained an understanding of the design and tested implementation of controls relating to the evaluation of the realizability of deferred tax assets and the estimation of future taxable income;

- We evaluated management's assumptions regarding the Company's estimated future taxable income, including comparison of previous forecasts to actual results and obtained support for incremental changes applied to the prior forecast;

- With the assistance of our income tax specialists, we evaluated the nature of each of the deferred tax assets, including their expiration dates and their projected utilization when compared to projections of future taxable income.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2020.

Arlington, Virginia
March 21, 2025

COMSTOCK HOLDING COMPANIES, INC.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 28,761	$ 18,788
Accounts receivable, net	282	496
Accounts receivable - related parties	7,254	4,749
Prepaid expenses and other current assets	430	353
Total current assets	36,727	24,386
Fixed assets, net	574	478
Intangible assets	144	144
Leasehold improvements, net	60	89
Investments in real estate ventures	6,228	7,077
Operating lease assets	5,916	6,790
Deferred income taxes, net	14,720	10,885
Deferred compensation plan assets	438	53
Other assets	60	37
Total assets	$ 64,867	$ 49,939
Liabilities and Stockholders' Equity		
Current liabilities:		
Accrued personnel costs	$ 4,952	$ 4,681
Accounts payable and accrued liabilities	781	838
Current operating lease liabilities	922	854
Total current liabilities	6,655	6,373
Deferred compensation plan liabilities	492	77
Operating lease liabilities	5,351	6,273
Total liabilities	12,498	12,723
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Class A common stock; $0.01 par value; 59,780 shares authorized; 9,774 issued and 9,689 outstanding as of December 31, 2024; 9,525 issued and 9,440 outstanding as of December 31, 2023	97	94
Class B common stock; $0.01 par value; 220 shares authorized, issued, and outstanding as of December 31, 2024 and 2023	2	2
Additional paid-in capital	202,702	202,112
Treasury stock, at cost (86 shares of Class A common stock)	(2,662)	(2,662)
Accumulated deficit	(147,770)	(162,330)
Total stockholders' equity	52,369	37,216
Total liabilities and stockholders' equity	$ 64,867	$ 49,939

See accompanying Notes to Consolidated Financial Statements.

COMSTOCK HOLDING COMPANIES, INC.
Consolidated Statements of Operations
(In thousands, except per share data)

		Year Ended December 31,		
		2024		**2023**
Revenue	$	51,294	$	44,721
Operating costs and expenses:				
Cost of revenue		38,630		33,040
Selling, general, and administrative		2,075		2,305
Depreciation and amortization		302		212
Total operating costs and expenses		41,007		35,557
Income (loss) from operations		10,287		9,164
Other income (expense):				
Interest income		672		96
Gain (loss) on real estate ventures		(297)		(1,187)
Other income (expense), net		63		79
Income (loss) from operations before income tax		10,725		8,152
Provision for (benefit from) income tax		(3,835)		368
Net income (loss)	$	14,560	$	7,784
Weighted-average common stock outstanding:				
Basic		9,846		9,629
Diluted		10,327		10,108
Net income (loss) per share:				
Basic	$	1.48	$	0.81
Diluted	$	1.41	$	0.77

See accompanying Notes to Consolidated Financial Statements.

COMSTOCK HOLDING COMPANIES, INC.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

| | Class A Common Stock | | Class B Common Stock | | | Treasury | Accumulated | |
	Shares	Amount	Shares	Amount	APIC	stock	deficit	Total
Balance as of December 31, 2022	9,337	$ 93	220	$ 2	$ 201,535	$ (2,662)	$ (170,114)	$ 28,854
Issuance of common stock, net of shares withheld for taxes	165	1	—	—	(391)	—	—	(390)
Stock-based compensation	23	—	—	—	968	—	—	968
Net income (loss)	—	—	—	—	—	—	7,784	7,784
Balance as of December 31, 2023	9,525	$ 94	220	$ 2	$ 202,112	$ (2,662)	$ (162,330)	$ 37,216
Issuance of common stock, net of shares withheld for taxes	232	3	—	—	(355)	—	—	(352)
Stock-based compensation	17	—	—	—	945	—	—	945
Net income (loss)	—	—	—	—	—	—	14,560	14,560
Balance as of December 31, 2024	9,774	$ 97	220	$ 2	$ 202,702	$ (2,662)	$ (147,770)	$ 52,369

See accompanying Notes to Consolidated Financial Statements.

COMSTOCK HOLDING COMPANIES, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2024	2023
Operating Activities		
Net income (loss)	$ 14,560	$ 7,784
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	302	212
Stock-based compensation	945	968
(Gain) loss on real estate ventures	297	1,187
Distributions from real estate ventures	82	44
Deferred income taxes	(3,835)	470
Accrued interest income	(70)	(48)
(Gain) loss on disposal of fixed assets	—	9
(Gain) loss on deferred compensation plan	3	1
Changes in operating assets and liabilities:		
Accounts receivable	(2,291)	(1,450)
Prepaid expenses and other current assets	(7)	(41)
Accrued personnel costs	271	(278)
Accounts payable and accrued liabilities	(57)	26
Deferred compensation plan liabilities	455	75
Other assets and liabilities	20	44
Net cash provided by (used in) operating activities	10,675	9,003
Investing Activities		
Investments in real estate ventures	(140)	(1,583)
Distributions from real estate ventures	586	335
Purchase of deferred compensation plan securities	(428)	(52)
Purchase of fixed assets	(368)	(247)
Net cash provided by (used in) investing activities	(350)	(1,547)
Financing Activities		
Proceeds from issuance of common stock related to equity awards	226	—
Payment of taxes related to the net share settlement of equity awards	(578)	(390)
Net cash provided by (used in) financing activities	(352)	(390)
Net increase (decrease) in cash and cash equivalents	9,973	7,066
Cash and cash equivalents, beginning of period	18,788	11,722
Cash and cash equivalents, end of period	$ 28,761	$ 18,788
Supplemental Cash Flow Information		
Net cash paid (received) for:		
Interest	$ (602)	$ (48)
Income taxes	3	26

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except per share data or otherwise indicated)

1. Company Overview

Comstock Holding Companies, Inc. ("Comstock" or the "Company"), founded in 1985 and incorporated in the state of Delaware in 2004, is a leading asset manager, developer, and operator of mixed-use and transit-oriented properties in the Washington, D.C. region.

The Company operates through four primarily real estate-focused subsidiaries – CHCI Asset Management, LC ("CAM"); CHCI Residential Management, LC; CHCI Commercial Management, LC; and Park X Management, LC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and include the accounts of the Company and its consolidated subsidiaries. Intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant items subject to such estimates include, but are not limited to, the valuation of equity method investments, incentive fee revenue recognition, and the valuation of deferred tax assets. Assumptions made in the development of these estimates contemplate both the macroeconomic landscape and the Company's anticipated results, however actual results may differ materially from these estimates.

Fiscal Year

Comstock uses a fiscal reporting calendar which begins on January 1 and ends on December 31. The fiscal years presented are the years ended December 31, 2024 ("2024") and December 31, 2023 ("2023"). Each of the Company's fiscal quarters ends on the last day of the calendar month.

Segment Information

Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is evaluated on a regular basis by the chief operating decision maker ("CODM") in order to decide how to allocate resources and assess performance. The Company's CODM, its Chief Executive Officer, primarily reviews consolidated results of operations to assess performance and make decisions on how to allocate resources, therefore the Company views its operations and manages its business as one reportable operating segment. (See Note 15 for additional information).

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term investments with maturities of three months or less when purchased. The Company's cash and cash equivalents include holdings in checking and overnight sweep investment accounts, all of which have daily maturities. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these investments.

Accounts Receivable

Accounts receivable are recorded at the amount invoiced. The Company records an allowance for doubtful accounts on an as-needed basis to reduce the trade accounts receivables balance by the estimated amounts that may become uncollectible in the future. The allowance for doubtful accounts estimate is based on the accounts receivable aging report, historical collection experience, and the payee's general financial condition. The Company does not record an allowance for doubtful accounts on accounts receivable from related parties due to the nature of the receivables and collection history. As of December 31, 2024, the Company's allowance for doubtful accounts was $0.1 million.

Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable from related parties. The Company invests a significant portion of its excess cash position into U.S. Treasury-based funds through an automated overnight sweep investment account program administered by a brokerage firm affiliated with the bank at which the majority of our cash deposits are held. The Company maintains cash and cash equivalents in financial institutions that management believes to be financially sound and with minimal credit risk. At times, the Company's deposits exceed federally insured limits, however management believes that the Company's credit risk exposure is mitigated by the financial strength of the banking institutions in which the deposits are held. The Company does a significant amount of business with related parties, demonstrated by related parties accounting for 94.1% of its consolidated revenue and 96.3% of its accounts receivable in 2024. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk and monitors the credit standing of its related party entities.

Investments in Real Estate Ventures

The Company holds investments in certain real estate ventures that qualify for equity method accounting treatment. Based on elections made at the investment date, the Company has elected to record certain equity method investments at fair value. With this treatment, investments are recorded at fair value on the consolidated balance sheets and subsequently remeasured at each reporting period. The fair value of these investments as of the balance sheet date is generally determined using a discounted cash flow analysis, income approach, or sales-comparable approach, depending on the unique characteristics of the real estate venture. Assumptions about the discount rate are based on a weighted average cost of capital built up from various interest rate components applicable to the Company. Assumptions about the growth rate and future financial performance of a reporting unit are based on the Company's forecasts, business plans, economic projections and anticipated future cash flows. Market multiples are derived from recent transactions among comparable real estate properties of similar size, construct, and location. The net change in the fair value of the investments is recorded on the consolidated statements of operations as other income (expense).

In addition, the Company performs an analysis on its investments in real estate ventures to determine if they qualify as a variable interest entity ("VIE"). For an entity in which we have acquired an interest, the entity will be considered a VIE if either of the following characteristics are met: (i) the entity lacks sufficient equity to finance its activities without additional subordinated financial support, or (ii) equity holders, as a group, lack the characteristics of a controlling financial interest. If an entity is determined to be a VIE, the Company then determines if it is the primary beneficiary to determine if the entity needs to be included in its consolidated financial results. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance, including evaluating the nature of relationships and activities of the parties involved and, where necessary, determining which party within a related-party group is most closely associated with the VIE and would therefore be considered the primary beneficiary. The Company determines primary beneficiary status of a VIE at the time of investment and performs ongoing reassessments to evaluate whether changes in the entity's capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion. (See Note 4 for additional information).

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives, which are as follows:

Asset Class	Estimated Useful Life
Leasehold improvements	Shorter of asset life or related lease term
Furniture and fixtures	7 years
Office equipment	5 years
Vehicles	5 years
Computer equipment	3 years
Capitalized software	3 years

Evaluation of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Intangible Assets

On an annual basis, and at interim periods when circumstances require, the Company tests the recoverability of any intangible assets balances that exist at that time and reviews for indicators of impairment. To test for the recoverability of indefinite-lived intangible assets, the Company first performs a qualitative assessment based on economic, industry and company-specific factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. Next, a quantitative assessment is performed to compare the fair value of the indefinite-lived asset to the respective carrying value. If the carrying value exceeds the fair value, a second assessment is performed to measure the amount of impairment loss on a relative fair value basis, if any.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities that are reported at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows:

- *Level 1*: Observable inputs. Quoted prices in active markets for identical assets and liabilities;

- *Level 2*: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

- *Level 3*: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period.

Leases

The determination of whether an arrangement contains a lease and the classification of a lease, if applicable, is made at lease commencement, at which time the Company also measures and recognizes a right-of-use ("ROU") asset, representing the Company's right to use the underlying asset, and a lease liability, representing the Company's obligation to make lease payments under the terms of the arrangement. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments (e.g., rent) over the lease term beginning at the commencement date. The operating lease assets are adjusted for lease incentives, deferred rent, and initial direct costs, if incurred. The related lease expense is recognized on a straight-line basis over the lease term.

The Company's leases generally do not include an implicit rate; therefore, an incremental borrowing rate is used that is based on information available at the lease commencement date in determining the present value of future minimum lease payments. The Company typically looks to floating interest rates charged under existing arrangements or current market interest rates at the time of lease commencement when determining the incremental borrowing rate.

For the purpose of recognizing operating lease assets and liabilities, the Company has elected the practical expedient to not recognize an asset or lease liability for short-term leases, which are leases with a term of twelve months or less. The lease term is defined as the non-cancelable portion of the lease term plus any periods covered by an option to extend the lease if it is reasonably certain that the option will be exercised.

Revenue

The Company operates under long-term asset management and property management agreements that provide recurring fee-based revenue streams.

- Asset management services are anchored by a long-term, full-service asset management agreement with Comstock Partners, LC ("CP"), an affiliate entity controlled by Chief Executive Officer Christopher Clemente, which includes a cost-plus fee structure and covers all of the properties in the Company's Anchor Portfolio (the "2022 AMA" - See Note 13 in the Notes to Consolidated Financial Statements for additional information).

- Property management services are performed through three wholly owned subsidiaries: CHCI Commercial, CHCI Residential, and ParkX Management ("ParkX"). All properties in the Company's managed portfolio have entered into property management agreements with the Company's operational subsidiaries that provide services for market-rate fees.

The Company's revenue streams, revenue recognition policies, and cost of revenue details are summarized by the following:

Asset Management/Property Management/Parking Management

Asset management pricing associated with the 2022 AMA includes a cost-plus management fee or a market-rate fee form of variable consideration, and the Company earns whichever is higher. Revenue for other asset management contracts is generally in the form of a monthly fee based upon property-level cash receipts or leasing agreements executed at the managed properties.

Property Management pricing is generally in the form of a monthly management fee based upon property-level cash receipts, square footage under management, or some other variable metric. Parking management pricing is generally in the form of a monthly management fee and additional fees for accounting, remote monitoring, ticketing, insurance, and various other site-level services. In addition, property management and ParkX revenue includes reimbursable expenses such as payroll and other employee costs for those performing services at managed properties.

Asset management, property management, and parking services represent a series of distinct daily services rendered over time. The revenue these services is presented gross for any services provided by the Company's employees and presented net of third-party reimbursements in instances where the Company does not control third-party services delivered to the client. Consistent with the transfer of control for distinct, daily services to the customer, revenue is typically recognized at the end of each period for the fees associated with the services performed.

Financing

Compensation for commercial mortgage and structured financing services is received via fees paid upon successful commercial financing from third-party lenders. The earned fees are contingent upon the funding of the loan, which represents the transfer of control for services to the customer. Therefore, the Company's performance obligation is satisfied at the point in time of the funding of the loan when there is a present right to payment.

Leasing

Compensation for providing strategic advice and execution for owners, investors, and occupiers is received in the form of a commission. The commission is paid upon signing of the lease by the tenant, therefore the Company's performance obligation is satisfied at the time of the contractual event, when there is a present right to payment.

Construction & Development

Fees for project and development services for owners and occupiers of real estate are typically variable and based on a percentage of the total project cost. Project and development services represent a series of performance obligations delivered over time; therefore, the Company recognizes revenue over time for these services accordingly.

Incentive Fees

Pursuant to the 2022 AMA, incentive compensation fees revenue ("Incentive Fees") may be earned on certain managed real estate assets if defined triggering events, which are differentiated based on the classification of the assets, are achieved. (See Note 13 for additional information).

Incentive Fees represent variable consideration and are calculated as a percentage of the imputed profit that would be realized upon the hypothetical sale or recapitalization of the asset (or assets) for which triggering event criteria were met. The calculation of imputed profit is based on a fair market value assessment that includes highly variable financial inputs and must also consider macro-economic and environmental factors that may affect fair market value. Due to the subjective and potentially volatile nature of this variable consideration, revenue is only recognized on Incentive Fees for each managed asset when 1) any material uncertainties associated with the valuation of real estate assets that drive Incentive Fees are substantially resolved and 2) it is probable that a significant reversal in the amount of related cumulative Incentive Fee revenue recognized will not occur. As a result, the Company only recognizes Incentive Fees at or near each asset's respective triggering event (as detailed in the 2022 AMA) when imputed profit can be reasonably calculated and relied upon to not materially change.

Cost of Revenue

Cost of revenue is composed primarily of employment expenses for personnel providing services to the Company's managed portfolio of assets. It also includes reimbursable expenses incurred under the Company's various asset and property management agreements, as well as the expenses related to the public listing of its shares and corresponding regulatory reporting obligations.

Stock-Based Compensation

Stock-based compensation expense for restricted stock units is measured based on the fair value of the Company's common stock on the grant date. The Company utilizes the Black-Scholes option pricing model to estimate the grant-date fair value of stock option awards. The exercise price of stock option awards is set to equal the quoted closing market price of the underlying common stock at the date of the grant. The following weighted-average assumptions are also used to calculate the estimated fair value of stock option awards:

- *Expected volatility*: The expected volatility of the Company's shares is estimated using the historical stock price volatility over the most recent period commensurate with the estimated expected term of the awards.

- *Expected term*: The Company determines the expected term by calculating the weighted-average period of time between the grant date and exercise or post-vesting cancellation date of all outstanding stock options.

- *Dividend yield*: The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero.

- *Risk-free interest rate*: The Company bases the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the estimated expected term of the awards.

The Company applies the graded vesting attribution method to recognize compensation expense for stock-based awards. Using this method, the estimated grant-date fair value of the award is recognized over the requisite service period for each separately vesting tranche as though each tranche of the award is, in substance, a separate award. This advanced recognition expense from future vesting tranches results in the accelerated recognition of the overall compensation cost related to the award. The Company has elected to account for forfeitures as they occur. For awards with a performance-based vesting condition, the Company accrues stock-based compensation expense if it is probable that the performance condition will be achieved.

Interest Income

Interest income from our automated overnight "sweep account" program investments is recognized on an accrual basis. Interest income is included in "interest income (expense), net" on our consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We provide a valuation allowance when we consider it "more likely than not" (greater than 50% probability) that a deferred income tax asset will not be fully recovered. Adjustments to the valuation allowance are a component of the deferred income tax expense or benefit in the consolidated statements of operations.

For interim periods, an income tax provision (benefit) is recognized based on the estimated annual effective tax rate expected for the entire fiscal year. The interim annual estimated effective tax rate is based on the statutory tax rates then in effect, as adjusted for estimated changes in permanent differences, and excludes certain discrete items whose tax effect, when material, is recognized in the interim period in which they occur. These changes in permanent differences and discrete items result in variances to the effective tax rate from period to period. Impacts from significant pre-tax, non-recognized subsequent events are excluded from the interim estimated annual effective rate until the period in which they occur.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents or any impacts from Preferred Stock activity. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock unit awards. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the fully diluted weighted-average number of common shares outstanding during the period. The diluted weighted-average common shares outstanding amount includes the impact of common share equivalents, which are the incremental shares of common stock that would be issuable upon the hypothetical exercise of stock options and vesting of restricted stock unit awards. The common stock equivalents are calculated using the treasury stock method and average market prices during the periods and are included in the diluted net income (loss) per share calculation unless their inclusion would be anti-dilutive.

Recent Accounting Pronouncements - Adopted

In March 2023, the FASB issued ASU 2023-01, "*Leases (Topic 842) – Common Control Arrangements.*" This guidance amends certain provisions of ASC 842, specifically those that apply to leasing arrangements between related parties under common control. The standard is effective for fiscal years beginning after December 15, 2023, and early adoption was permitted. The Company adopted the standard effective January 1, 2024 and determined that adoption of the standard had no material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, "*Segment Reporting (Topic 280): Improving Reportable Segment Disclosures.*" This guidance is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The standard requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The standard also requires all annual disclosures currently required by ASC Topic 280 to be included in interim periods. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The Company adopted the standard effective January 1, 2024 and determined that adoption of the standard had no material impact on its consolidated financial statements. (See Note 15 for the related segment disclosures).

Recent Accounting Pronouncements - Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*" This guidance is a final standard on improvements to income tax disclosures and requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted and should be applied prospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, "*Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.*" This guidance requires disclosure of disaggregated information about certain financial statement expense line items presented on the consolidated statements of operations in the notes to the financial statements on an interim and annual basis. The standard can be applied either prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

3. Fixed Assets & Intangible Assets

The following table provides a detailed breakout of fixed assets, by type (in thousands):

	December 31, 2024	December 31, 2023
Computer equipment and capitalized software	$ 519	$ 444
Furniture and fixtures	123	115
Office equipment	67	67
Vehicles	393	193
Total fixed assets	1,102	819
Accumulated depreciation	(528)	(341)
Total fixed assets, net	$ 574	$ 478

Depreciation expense for the years ended December 31, 2024 and 2023 was $0.3 million and $0.2 million, respectively.

In May 2022, the Company purchased the rights to the www.comstock.com domain name for $0.1 million. The Company has recorded the domain name purchase as an indefinite-lived intangible asset on its consolidated balance sheets that will be tested annually for impairment.

4. Investments in Real Estate Ventures

The following table summarizes the Company's investments in real estate ventures that are recorded on the consolidated balance sheets (in thousands):

Investment	Ownership %	December 31, 2024	December 31, 2023	Accounting Method
Investors X	50.0%	$ 395	$ 976	Fair Value
The Hartford	2.5%	591	610	Fair Value
BLVD Forty Four	5.0%	1,661	1,837	Fair Value
BLVD Ansel	5.0%	1,952	2,090	Fair Value
Total investments recorded at fair value		4,599	5,513	
Comstock 41	100.0%	1,629	1,564	Consolidated
Total investments in real estate ventures		$ 6,228	$ 7,077	

The Company’s maximum loss exposure on each of its investments in real estate ventures is equal to the carrying amount of the investment. Additional details on each investment are as follows:

Investors X

In April 2019, the Company entered into a master transfer agreement with CP Real Estate Services, LC (“CPRES”), an entity owned by Mr. Clemente, which entitled the Company to priority distribution of residual cash flow from its Class B membership interest in Comstock Investors X, L.C. ("Investors X"), an unconsolidated variable interest entity that owns the Company's residual homebuilding operations. As of December 31, 2024, all residential lots have been sold. The proceeds from the lot sales will be distributed to the Company as remaining land development work associated with these projects is completed. (See Note 13 for additional information).

The Hartford

In December 2019, the Company entered into a joint venture with CP to acquire The Hartford Building ("The Hartford"), a Class-A office building adjacent to Clarendon Station on Metro’s Orange Line in Arlington County, Virginia. Built in 2003, the 211,000 square foot, LEED Gold-certified building is located in the premier Rosslyn-Ballston corridor. In February 2020, the Company arranged for DivcoWest to purchase a majority ownership stake in The Hartford Building and secured a $87.0 million loan facility from MetLife. As part of the transaction, the Company entered into asset management and property management agreements to manage the property in exchange for market-rate fees, for which it recognized $1.0 million of revenue for the year ended

December 31, 2024. Fair value of the property is determined on a quarterly basis using an income approach model. As of December 31, 2024, the Company's ownership interest in The Hartford was 2.5%. (See Note 13 for additional information).

BLVD Forty Four

In October 2021, the Company entered into a joint venture with CP to acquire a stabilized 15-story, luxury high-rise apartment building in Rockville, Maryland that was rebranded as BLVD Forty Four. Built in 2015 and located one block from the Rockville Station on Metro's Red Line in the heart of the I-270 Technology and Life Science Corridor, the 263-unit mixed use property includes approximately 16,000 square feet of retail and a commercial parking garage. In connection with the transaction, the Company received an acquisition fee and is entitled to receive investment-related income and promote distributions in connection with its equity interest in the asset. The Company also provides asset, residential, retail and parking property management services for the property in exchange for market-rate fees, for which it recognized $1.3 million of revenue for the year ended December 31, 2024. Fair value is determined on a quarterly basis using an income approach model. As of December 31, 2024, the Company's ownership interest in BLVD Forty Four was 5.0%. (See Note 13 for additional information).

BLVD Ansel

In March 2022, the Company entered into a joint venture with CP to acquire BLVD Ansel, a newly completed 18-story, luxury high-rise apartment building with 250 units located adjacent to the Rockville Metro Station and BLVD Forty Four in Rockville, Maryland. BLVD Ansel features approximately 20,000 square feet of retail space, 611 parking spaces, and expansive amenities including multiple private workspaces designed to meet the needs of remote-working residents. In connection with the transaction, the Company received an acquisition fee and is entitled to receive investment-related income and promote distributions in connection with its equity interest in the asset. The Company also provides asset, residential, retail and parking property management services for the property in exchange for market-rate fees, for which it recognized $1.2 million of revenue for the year ended December 31, 2024. Fair value is determined on a quarterly basis using an income approach model. As of December 31, 2024, the Company's ownership interest in BLVD Ansel was 5.0%. (See Note 13 for additional information).

The following table below summarizes the activity of the Company's unconsolidated investments in real estate ventures that are reported at fair value (in thousands):

Balance as of December 31, 2022	$	7,013
Investments		89
Distributions		(379)
Change in fair value		(1,210)
Balance as of December 31, 2023	$	5,513
Investments		74
Distributions		(668)
Change in fair value		(320)
Balance as of December 31, 2024	$	4,599

Comstock 41

In December 2023, the Company completed the acquisition of an 18,150 square foot land parcel located at 41 Maryland Avenue in Rockville, Maryland ("Comstock 41") through a wholly owned subsidiary for $1.5 million. This investment property sits adjacent to BLVD Ansel and BLVD Forty-Four and is currently a surface parking lot. Comstock 41 has existing entitlements for at least 117 dwelling units and approximately 11,000 square feet of retail space. (See Note 13 for additional information).

In November 2024, the Company entered into a definitive purchase agreement for Comstock 41 with SCG Development Holdings, LLC ("SCG") that is contingent upon the successful rezoning of the property to allow for the development of an affordable housing project at the site. Upon closing, the Company will enter into an operating agreement and a development agreement with SCG, under which the Company will provide construction management services for the affordable housing project that will be fully financed by SCG. The Company will also be entitled to provide property management services once the development is ready for occupancy.

Other Investments

In addition, the Company has a joint venture with Superior Title Services, Inc. ("STS") to provide title insurance to its clients. The Company records this co-investment using the equity method of accounting and adjusts the carrying value of the investment for its proportionate share of net income and distributions. The carrying value of the STS investment is recorded in "other assets" on the Company's consolidated statement of balance sheets. The Company's proportionate share of net income and distributions are recorded in gain (loss) on real estate ventures in the consolidated statements of operations and was immaterial for the years ended December 31, 2024 and 2023, respectively.

Investment Financial Information

The following tables summarize the combined statements of operations information for our unconsolidated investments in real estate ventures (in thousands):

	Year Ended December 31,	
Combined Statements of Operations:	**2024**	**2023**
Revenue	$ 28,115	$ 24,877
Operating income (loss)	16,237	13,251
Net income (loss)	$ (5,882)	(10,506)

5. Leases

The Company has operating leases for office space leased in various buildings for its own use. The Company's leases have original terms ranging from 5 to 10 years. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants. Lease costs related to the Company's operating leases are primarily reflected in "cost of revenue" in the consolidated statements of operations, as they are a reimbursable cost under the Company's respective asset management agreements. (See Note 13 for additional information).

The following table summarizes operating lease costs, by type (in thousands):

	Year Ended December 31,	
	2024	**2023**
Operating lease costs		
Fixed lease costs	$ 1,186	$ 1,186
Variable lease costs	392	458
Total operating lease costs	$ 1,578	$ 1,644

The following table presents supplemental cash flow information related to the Company's operating leases (in thousands):

	Year Ended December 31,	
	2024	**2023**
Cash paid for lease liabilities:		
Operating cash flows from operating leases	$ 1,559	$ 1,588

As of December 31, 2024, the Company's operating leases had a weighted-average remaining lease term of 5.78 years and a weighted-average discount rate of 4.64%.

The following table summarizes future lease liability payments (in thousands):

Year Ending December 31,	**Operating Leases**
2025	$ 1,194
2026	1,222
2027	1,204
2028	1,233
2029	1,263
Thereafter	1,073
Total future lease payments	7,189
Imputed interest	(916)
Total lease liabilities	$ 6,273

The Company does not have any lease liabilities which have not yet commenced as of December 31, 2024.

6. Debt

In March 2020, the Company entered into a five-year Revolving Capital Line of Credit Agreement with CPRES, pursuant to which the Company secured a $10.0 million capital line of credit with a variable interest rate of the Wall Street Journal Prime Rate plus 1.00% per annum scheduled to expire in March 2025 (the "Credit Facility"). As of December 31, 2024, the full balance of the Credit Facility remained available for use and the Company had no outstanding debt or financing arrangements for which future payments are due.

On March 19, 2025, the Company entered into an agreement with CP to secure a new $10.0 million capital line of credit with the same variable interest rate structure as the Credit Facility that is scheduled to expire in March 2030 (the "New Credit Facility").

7. Commitments and Contingencies

The Company maintains certain non-cancelable operating leases that contain various renewal options. (See Note 5 for additional information)

The Company is subject to litigation from time to time in the ordinary course of business; however, the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position, or liquidity. The Company records a contingent liability when it is both probable that a liability has been incurred and the amount can be reasonably estimated; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. The Company expenses legal defense costs as they are incurred.

8. Fair Value Disclosures

As of December 31, 2024, the carrying amount of cash and cash equivalents, accounts receivable, other current assets, and accounts payable approximated fair value because of the short-term nature of these instruments.

As of December 31, 2024, deferred compensation plan assets, which are Company-funded investments that are meant to correlate with participant-directed hypothetical investments in stock and bond mutual funds, are measured using quoted prices in active markets based on the market price per unit multiplied by the number of units held (Level 1). Corresponding deferred compensation plan liabilities reflect the fair value of the aforementioned hypothetical investments and are based on inputs derived principally from observable market data (Level 2) through their direct correlation with the deferred compensation plan assets.

As of December 31, 2024, the Company had certain equity method investments in real estate ventures that it elected to record at fair value using significant unobservable inputs (Level 3). (See Note 4 for additional information).

The Company may also value its non-financial assets and liabilities, including items such as long-lived assets, at fair value on a non-recurring basis if it is determined that impairment has occurred. Such fair value measurements typically use significant unobservable inputs (Level 3), unless a quoted market price (Level 1) or quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, or amounts derived from valuation models (Level 2) are available.

9. Stockholders' Equity

Common Stock

The Company's certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock, each with a par value of $0.01 per share. Holders of Class A common stock and Class B common stock are entitled to dividends when, as and if, declared by the Company's board of directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to fifteen votes per share. Shares of Class B common stock are convertible into an equivalent number of shares of our Class A common stock upon transfer. As of December 31, 2024, the Company had not declared any dividends.

Stock-based Compensation

On February 12, 2019, the Company approved the 2019 Omnibus Incentive Plan (the "2019 Plan"), which replaced the 2004 Long-Term Compensation Plan (the "2004 Plan"). The 2019 Plan provides for the issuance of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, dividend equivalents, performance awards, and stock or other stock-based awards. The 2019 Plan mandates that all lapsed, forfeited, expired, terminated, cancelled and withheld shares, including those from the predecessor plan, be returned to the 2019 Plan and made available for issuance. The 2019 Plan originally authorized 2.5 million shares of the Company's Class A common stock for issuance. As of December 31, 2024, there were 1.4 million shares of Class A common stock available for issuance under the 2019 Plan.

During the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation expense of $0.9 million and $1.0 million, respectively. Stock-based compensation costs are included in selling, general, and administrative expense on the Company's consolidated statements of operations. As of December 31, 2024, there was $0.8 million of total unrecognized stock-based compensation, which is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Units

Restricted stock unit ("RSU") awards granted to employees are subject to continued employment and generally vest in four annual installments over the four years period following the grant dates. The Company also grants certain RSU awards to management that contain additional vesting conditions tied directly to a defined performance metric for the Company ("PSUs"). The actual number of PSUs that will vest can range from 60% to 120% of the original grant target amount, depending upon actual Company performance below or above the established performance metric targets. The Company estimates performance in relation to the defined targets when calculating the related stock-based compensation expense.

The following table summarizes all restricted stock unit activity (in thousands, except per share data):

	RSUs Outstanding		Weighted-Average Grant Date Fair Value
Balance as of December 31, 2023	671	$	3.42
Granted	244		4.81
Released	(300)		3.06
Canceled/Forfeited	(87)		4.25
Balance as of December 31, 2024	531	$	4.12

The total intrinsic value of RSUs that vested during the years ended December 31, 2024 and 2023 was $1.5 million and $1.1 million, respectively.

Stock Options

Non-qualified stock options generally expire 10 years after the grant date and, except under certain conditions, the options are subject to continued employment and vest in four annual installments over the four-year period following the grant dates.

The following table summarizes all stock option activity (in thousands, except per share data and time periods):

	Options Outstanding		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Balance as of December 31, 2023	116	$	3.07	3.9	$	192
Granted	—		—			
Exercised	(23)		3.74			
Canceled/Forfeited	—		—			
Expired	(3)		7.63			
Balance as of December 31, 2024	90	$	2.72	3.2	$	479
Exercisable as of December 31, 2024	90	$	2.72	3.2	$	479

The total intrinsic value of stock options exercised during the year ended December 31, 2024 was $0.1 million. There were no stock options exercised during the year ended December 31, 2023.

10. Revenue

All the Company's revenue was for the years ended December 31, 2024 and 2023 was generated in the United States.

The following tables summarize the Company's revenue by line of business, customer type, and contract fee type (in thousands):

	Year Ended December 31,			
	2024		**2023**	
Revenue by Line of Business				
Asset management	$	31,497	$	29,278
Property management		11,612		10,604
Parking management		8,185		4,839
Total revenue	$	51,294	$	44,721

	Year Ended December 31,			
	2024		**2023**	
Revenue by Customer Type				
Related party	$	48,278	$	43,568
Commercial		3,016		1,153
Total revenue	$	51,294	$	44,721

	Year Ended December 31,			
	2024		**2023**	
Revenue by Timing				
Recurring/over time	$	43,666	$	37,151
Point-in-time		7,628		7,570
Total revenue	$	51,294	$	44,721

	Year Ended December 31,			
	2024		**2023**	
Revenue by Contract Fee Type[1]				
Cost Recovery[2]	$	33,687	$	32,261
Variable[3]		14,001		10,019
Fixed[4]		3,606		2,441
Total revenue	$	51,294	$	44,721

[1] Certain contracts contain multiple revenue streams that lend to classification in more than one category.

[2] Includes cost plus revenues tied to asset management services under the 2022 AMA and reimbursable expenses.

[3] Includes fixed rate contract amounts applied to various variable metrics to determine the amount of revenue earned.

[4] Includes fixed fee arrangements where the dollar value of the revenue earned remains consistent over time.

Pursuant to the terms of the 2022 AMA, the Company may earn and recognize incentive fee revenue for certain commercial assets in its managed portfolio based on specific dates and measurement criteria that are defined in the agreement. (See Note 13 for additional information).

For the years ended December 31, 2024, and 2023 the Company recognized revenue from incentive fees of $1.5 million and $4.8 million, respectively. All incentive fee revenue recognized to date has been related to services performed in prior periods for which revenue recognition criteria were previously constrained.

11. Income Tax

The following table summarizes the components of the provision for (benefit from) income tax (in thousands):

	Year Ended December 31,	
	2024	2023
Current:		
Federal	$ —	$ —
State	—	(102)
Total current taxes	—	(102)
Deferred:		
Federal	2,313	1,839
State	358	178
Total deferred taxes	2,671	2,017
Other:		
Valuation allowance	(6,506)	(1,547)
Provision for (benefit from) income taxes	$ (3,835)	$ 368

The following table presents a reconciliation the statutory federal income tax rate to the Company's effective income tax rate:

	Year Ended December 31,	
	2024	2023
Federal statutory rate	21.00 %	21.00 %
State income taxes, net of federal benefit	4.74 %	4.64 %
Permanent differences	0.55 %	0.50 %
Return to provision	0.01 %	(0.99)%
Change in valuation allowance	(60.66)%	(18.99)%
Change in state tax rate	(0.14)%	(0.21)%
Other	(1.26)%	(1.44)%
Effective tax rate	(35.76)%	4.51 %

The Company's effective tax rates for the years ended December 31, 2024 and 2023 differ from the U.S. federal statutory tax rate of 21%, primarily due to state income taxes and the impact of valuation allowance releases of $6.5 million and $1.5 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded valuation allowances for certain tax attributes and deferred tax assets due to the existence of sufficient uncertainty regarding the future realization of those deferred tax assets through future taxable income. Based on its recent financial performance and current forecasts of future operating results, the Company conducts a quarterly analysis to determine if it is more likely than not that a portion of the deferred tax assets related to its net operating loss carryforwards will be utilized in future periods. The Company's effective tax rate in any given period is directly impacted by the timing and magnitude of any partial valuation allowance releases.

The following table summarizes the components of the Company's deferred tax assets and liabilities (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss and tax credit carryforwards	$ 28,589	$ 31,465
Stock-based compensation	538	471
Investments in affiliates	1,420	1,395
Right of use lease liability	1,615	1,825
Bonus accrual	1,277	1,172
Valuation allowance	(17,146)	(23,666)
Total deferred tax assets	16,293	12,662
Deferred tax liabilities:		
Right of use lease asset	(1,523)	(1,739)
Depreciation and amortization	(50)	(38)
Total deferred tax liabilities	(1,573)	(1,777)
Net deferred income tax assets (liabilities)	$ 14,720	$ 10,885

As of December 31, 2024, the Company had $111.1 million of net operating loss ("NOL") carryforwards. These NOLs, if unused, will begin expiring in 2028. Under Code Section 382 ("Section 382") rules, if a change of ownership is triggered, the Company's NOL assets and possibly certain other deferred tax assets may be impaired. Given Section 382's broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in the Company's stock that is outside of the Company's control. In an effort to preserve the availability of these NOLs, the Company has adopted a Section 382 rights agreement that is scheduled to expire on March 27, 2025. The Section 382 rights agreement helps to reduce the likelihood of an unintended "ownership change", thus preserving the value of these future tax benefits. We estimate that as of December 31, 2024, the three-year cumulative shift in ownership of the Company's stock had not triggered a limitation in the use of our NOL asset.

As of December 31, 2024, there were no uncertain tax positions that, if recognized, would affect the Company's effective tax rate. We file U.S. and state income tax returns in jurisdictions with varying statutes of limitations. All of our income tax returns remain subject to examination by federal and state tax authorities due to the availability of our NOL carryforwards.

12. Net Income (Loss) Per Share

The following table summarizes the calculation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended December 31,	
	2024	2023
Numerator:		
Net income (loss) - Basic and Diluted	$ 14,560	$ 7,784
Denominator:		
Weighted-average common shares outstanding - Basic	9,846	9,629
Effect of common share equivalents	481	479
Weighted-average common shares outstanding - Diluted	10,327	10,108
Net income (loss) per share:		
Basic	$ 1.48	$ 0.81
Diluted	$ 1.41	$ 0.77

The following table summarizes common share equivalents that have been excluded from the computation of diluted net income (loss) per share because their effect was anti-dilutive (in thousands):

	Year Ended December 31,	
	2024	**2023**
Restricted stock units	2	2
Stock options	1	29
Warrants	—	46

13. Related Party Transactions

In June 2022, CHCI Asset Management, L.C. ("CAM"), an entity wholly owned by the Company, entered into a new master asset management agreement with CP (the "2022 AMA") that superseded in its entirety the previous asset management agreement between CAM and CPRES dated April 30, 2019 (the "2019 AMA"). Entry into the 2022 AMA was unanimously approved by the independent directors of the Company.

The 2022 AMA engages CAM to manage and administer CP's commercial real estate portfolio (the "Anchor Portfolio") and the day to-day operations of CP and each property-owning subsidiary of CP (collectively, the "CP Entities"). CAM will provide investment advisory, development, and asset management services necessary to build out, stabilize and manage the Anchor Portfolio, which currently consists primarily of two of the larger transit-oriented, mixed-use developments located on Washington D.C. Metro's Silver Line (Reston Station and Loudoun Station) that are owned by CP Entities and ultimately controlled by Mr. Clemente.

Pursuant to the fee structures set forth in the 2022 AMA, CAM is entitled to receive an annual payment equal to the greater of the "Cost-Plus Fee" or the "Market Rate Fee". The Cost-Plus Fee is equal to the sum of (i) the comprehensive costs incurred by or for providing services to the Anchor Portfolio, (ii) the costs and expenses of the Company related to maintaining the listing of its shares on a securities exchange and complying with regulatory and reporting obligations of a public company, and (iii) a fixed annual payment of $1.0 million. The Market Rate Fee calculation is defined in the 2022 AMA as the sum of the fees detailed in the following table:

Description	2022 AMA Fees
Asset Management Fee	2.5% of Anchor Portfolio revenue
Entitlement Fee	15% of total re-zoning costs
Development and Construction Fee	5% of development costs (excluding previously charged Entitlement Fees)
Property Management Fee	1% of Anchor Portfolio revenue
Acquisition Fee	1% on first $50 million of purchase price; 0.5% above $50 million
Disposition Fee	1% on first $50 million of sale price; 0.5% above $50 million

In addition to the annual payment of either the Market Rate Fee or the Cost-Plus Fee, CAM is also entitled on an annual basis to receive certain supplemental fees, as detailed for the respective asset management agreements in the following table:

Description	2022 AMA
Incentive Fee	When receiving Market Rate Fee: On a mark-to-market basis, equal to 20% of the imputed profit of certain real estate assets comprising the Anchor Portfolio for which a Triggering Event[1] has occurred, after calculating a compounding preferred return of 8% on CP invested capital (the "Market Incentive Fee") When receiving the Cost-Plus Fee: On a mark-to-market basis, an incentive fee equal to 10% of the imputed profit of certain real estate assets comprising the Anchor Portfolio for which a Triggering Event[1] has occurred, after calculating a compounding preferred return of 8% on CP invested capital (the "Base Incentive Fee")
Investment Origination Fee	1% of raised capital
Leasing Fee	$1/per sqft. for new leases and $0.50/ per sqft. for lease renewals
Loan Origination Fee	1% of any Financing Transaction or other commercially reasonable and mutually agreed upon fee

[1] Triggering events are differentiated between operating assets (i.e., those already in service) and assets under development. Operating asset triggering events are scheduled for specific dates, whereas triggering events for assets under development are tied to various metrics that indicate stabilization, such as occupancy and leasing rates.

On September 11, 2024, the Company entered into an amendment to the 2022 AMA with an effective date of July 1, 2024 (the "First Amendment") that included, among others, the following key revised provisions:

- A deferral of the Operating Assets Trigger Event that was originally scheduled on October 1, 2024 (as defined in the original 2022 AMA) to calculate incentive fee revenue for seven specified managed portfolio assets to be, at the election of the Company upon the occurrence of the event and with consent from CP, either (a) October 1, 2027, (b) upon the sale of the asset, (c) upon the refinance of the asset, or (d) the period of time in which an 85% leased rate has been achieved if the asset is a commercial asset;

- A revised definition of the Development and Construction Management Fee to include payment of the fee during delays in delivery caused by a casualty event; and

- A revised definition of Supplemental Fees to include a lease termination fee equal to 3.50% of the gross rental revenue paid by any tenant of a commercial asset in connection with the early termination of a lease.

Except as amended by the First Amendment, the original terms of the 2022 AMA remain in full force and effect.

The 2022 AMA will terminate on January 1, 2035 ("Initial Term") and will automatically renew for successive additional one year terms (each an "Extension Term") unless CP delivers written notice of non-renewal of the 2022 AMA at least 180 days prior to the termination date of the Initial Term or any Extension Term. Twenty-four months after the effective date of the 2022 AMA, CP is entitled to terminate the 2022 AMA without cause upon 180 days advance written notice to CAM. In the event of such a termination and in addition to the payment of any accrued annual fees due and payable as of the termination date under the 2022 AMA, CP is required to pay a termination fee equal to two times the Cost-Plus Fee or Market Rate Fee paid to CAM for the calendar year immediately preceding the termination.

Residential, Commercial, and Parking Property Management Agreements

The Company entered into separate residential property management agreements with properties owned by CP Entities under which the Company receives fees to manage and operate the properties, including tenant communications, leasing of apartment units, rent collections, building maintenance and day-to-day operations, engagement and supervision of contractors and vendors providing services for the buildings, and budget preparation and oversight.

The Company entered into separate commercial property and parking management agreements with several properties owned by CP Entities under which the Company receives fees to manage and operate the office and retail portions of the properties, including tenant communications, rent collections, building maintenance and day-to-day operations, engagement and supervision of contractors and vendors providing services for the buildings, and budget preparation and oversight. These property management agreements each have initial terms of one year with successive, automatic one-year renewal terms. The Company generally receives base management fees under these agreements based upon a percentage of gross rental revenues for the portions of the buildings being managed in addition to reimbursement of specified expenses, including employment expenses of personnel employed by the Company in the management and operation of each property.

Construction Management Agreements

The Company has construction management agreements with properties owned by CP Entities under which the Company receives fees to provide certain construction management and supervision services, including management of tenant buildouts and casualty event remediation and restoration. The Company typically receives a construction management fee that is set forth in the applicable tenant's lease or executed work authorization and based on a percentage of the total costs (or total hard costs) of the project.

Lease Procurement Agreements

The Company has lease procurement agreements with properties owned by CP Entities under which the Company receives certain finders' fees in connection with the procurement of new leases for such properties where an external broker is not engaged on behalf of the CP Entities. Such leasing fees are supplemental to the fees generated from the Company's management agreements referenced above and are generally 1-2% of the future lease payments to be received by the CP Entity from the executed lease.

Business Management Agreements

In July 2019, CAM entered into a Business Management Agreement (the "BC Management Agreement") with CPRES, whereby CAM provides CPRES with professional management and consultation services, including, without limitation, consultation on land development and real estate transactions, for a residential community located in Monteverde, Florida. On January 1, 2023, a successor contract for the BC Management Agreement was executed by DCS Real Estate Investments, LC, an entity controlled by a member of CP. The BC Management Agreement provided that DCS Real Estate Investments, LC pay CAM an annual management fee equal to $0.4 million and reimburse CAM for certain expenses. The BC Management Agreement was terminated effective December 31, 2024.

On February 1, 2024, CAM entered into a Business Management Agreement (the "SH Management Agreement") with Springfield Holdings, LLC ("Springfield"), an entity controlled by a member of CP, whereby CAM provides Springfield with professional management and consultation on land development and real estate services for a residential community located in Ranson, West Virginia. The initial term of the SH Management Agreement expires on December 31, 2024 with automatic one-year renewals. The SH Management Agreement provides that Springfield will reimburse CAM for certain immaterial title, survey, and architectural expenses at cost.

Investors X

In April 2019, the Company entered into a master transfer agreement with CPRES that entitled the Company to priority distribution of residual cash flow from its Class B membership interest in Comstock Investors X, L.C. ("Investors X"), an unconsolidated variable interest entity that owns the Company's residual homebuilding operations. The Company considers Investors X to be a variable interest entity over which it does not have the power to direct activities that most significantly impact economic performance, therefore it is not the primary beneficiary of Investors X and does not have to consolidate the entity into its financial results. (See Note 4 for additional information).

The Hartford

In December 2019, the Company made an investment related to the purchase of The Hartford, a stabilized commercial office building located at 3101 Wilson Boulevard in the Clarendon area of Arlington, Virginia. In conjunction with the investment, the Company entered into an operating agreement with CP to form Comstock 3101 Wilson, LC, to purchase The Hartford. Pursuant to the Operating Agreement, the Company held a minority membership interest of The Hartford and the remaining membership interests of The Hartford are held by CP.

In February 2020, the Company, CP and DWF VI 3101 Wilson Member, LLC ("DWF"), an unaffiliated, third party, equity investor in The Hartford, entered into a limited liability company agreement (the "DWC Operating Agreement") to form DWC 3101 Wilson Venture, LLC ("DWC") to, among other things, acquire, own and hold all interests in The Hartford. In furtherance thereof, on February 7, 2020, the original operating agreement was amended and restated (the "A&R Operating Agreement") to memorialize the Company's and CP's assignment of 100% of its membership interests in The Hartford to DWC. As a result, DWC is the sole member of The Hartford Owner. The Company and CP, respectively, hold minority membership interests in, and DWF holds the majority membership interest in, DWC. (See Note 4 for additional information).

BLVD Forty Four/BLVD Ansel

In October 2021 and March 2022, the Company entered into joint ventures with CP to acquire BLVD Forty Four and BLVD Ansel, respectively, two adjacent mixed-use luxury high-rise apartment buildings located near the Rockville Metro Station in Rockville, Maryland. The Company considers BLVD Forty Four and BLVD Ansel to be variable interest entities upon which it exercises significant influence; however, considering key factors such as the Company's ownership interest and participation in policy-making decisions by majority equity holders, and oversight of management services by majority equity holders, the Company concluded that the power to direct activities that most significantly impact economic performance is shared. Given that the Company is not the entity most closely associated with the properties, it concluded that it is not the primary beneficiary and does not have a controlling financial interest in either property. (See Note 4 for additional information).

In conjunction with the acquisition of Comstock 41, the Company entered into an amendment to the existing asset management agreement with CP to introduce an acquisition pursuit fee of $0.1 million and contingent entitlement success fee to pursue potential relocation of moderately-priced dwelling units ("MPDUs") from BLVD Forty Four to Comstock 41. The acquisition pursuit fee was earned and recognized as revenue for the year ended December 31, 2023, upon the completion of the Comstock 41 acquisition. The entitlement success fee, if earned, will equal 25% of the economic value created by the relocation of the MPDUs (subject to reasonable agreed upon changes at the time of the calculation) and due upon approval of a finalized amendment to the existing project development plan by local government agencies.

Corporate Leases

In November 2020, the Company relocated its corporate headquarters to office space owned and controlled by its Chief Executive Officer Christopher Clemente and his family, pursuant to a ten-year lease agreement. In November 2022, the Company executed a 3,778 square foot lease expansion agreement with terms that align with the original agreement. (See Note 6 for additional information). In January 2022, ParkX Management, LC, a subsidiary of the Company, entered into a separate five-year lease agreement with an affiliate controlled and owned by Mr. Clemente and his family to host ParkX's specialized remote monitoring center operations. (See Note 5 for additional information).

Credit Facility

On March 19, 2025, the Company entered into an agreement with CP to secure a new $10.0 million capital line of credit with a variable interest rate of the Wall Street Journal Prime Rate plus 1.00% per annum that is scheduled to expire in March 2030, replacing a pre-existing expiring credit facility with CPRES (See Note 6 for additional information).

14. Employee Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have 90 days of service and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 90% of his or her compensation through payroll deductions, not to exceed the annual limit set by law. The Company currently matches the first 3% of participant contributions limited to 3% of a participant's gross compensation (maximum Company match is 4%). The combined total expense for this plan was $0.7 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively.

In November 2023, the Company adopted a non-qualified deferred compensation plan ("NQDC Plan"). The NQDC Plan allows certain eligible employees to defer, on a pre-tax basis, a portion of their base annual salary and/or their annual bonus and earn tax-deferred earnings on these deferrals. The NQDC Plan also provides for matching Company contributions that vest over a three-year period. In the NQDC Plan, a participant's deferrals, together with Company matching credits, are "invested" at the direction of the employee in a hypothetical portfolio of investments which are tracked by an administrator. The Company, through a broker partner affiliated with the NQDC Plan administrator, directly funds investments that are meant to correlate with participant-directed hypothetical investments in stock and bond mutual funds in an effort to directly provide for its future NQDC Plan liabilities. NQDC Plan assets and liabilities are marked-to-market each quarter. Fair value changes to NQDC Plan liabilities are recorded as a benefit plan-related operating expense and the net investment income (loss) from NQDC Plan assets is recorded as other income (expense) in our consolidated statements of income. As of December 31, 2024, total NQDC plan assets and liabilities were $0.4 million and $0.5 million, respectively. During the year ended December 31, 2024, there were $0.1 million in distributions from the Company's NQDC Plan.

15. Segment Information

The Company's CODM is the Chief Executive Officer. The Company views its operations and manages its business as a single reportable operating segment. Segment revenue is primarily generated from the performance of various real estate services through the asset and property management contracts entered into with customers.

The CODM evaluates segment performance and decides how to allocate resources primarily based on the Company's consolidated net income results, as reported in the consolidated statements of operations as "net income (loss)". The measure of segment assets is reported on the consolidated balance sheets as "total assets".

The financial information reviewed by the CODM includes the following disaggregation of operating expenses for the Company's single reportable operating segment (in thousands):

	Year Ended December 31,		
	2024		**2023**
Asset management and corporate operating expenses	$ 23,807	$	21,618
Commercial operating expenses	4,042		4,086
Residential operating expenses	4,835		4,492
ParkX operating expenses	7,076		4,181
Stock compensation	945		968
Depreciation and amortization	302		212
Total operating costs and expenses	$ 41,007	$	35,557

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of December 31, 2024. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Tread way Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Limitations on the Effectiveness of Controls

We do not expect that our disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only assurance, at the reasonable assurance level, that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Changes in Internal Control Over Financial Reporting

No change has occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our last fiscal quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The certifications of our principal executive officer and principal financial officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act are filed with this Annual Report on Form 10-K as Exhibits 31.1 and 31.2. The certifications of our principal executive officer and principal financial officer pursuant to 18 U.S.C.1350 are furnished with this Annual Report on Form 10-K as Exhibit 32.1.

Item 9B. Other Information

10b5-1 Trading Plans

During the three months ended December 31, 2024, none of our officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

New Credit Facility

On March 19, 2025, Comstock Holding Companies, Inc. (the "Company") entered into a Revolving Capital Line of Credit Agreement (the "Loan Agreement") with Comstock Partners, LC ("Lender"), an entity controlled by Christopher Clemente, the Chief Executive Officer of the Company, pursuant to which the Company secured a Ten Million Dollar ($10,000,000) capital line of credit (the "Loan"). Under the terms of the Loan Agreement, the Loan provides for an initial variable interest rate of the WSJ Prime Rate plus one percent (1.00%) per annum on advances made under the Loan, payable monthly in arrears. The five-year term facility allows for interim draws that carry a maturity date of twelve (12) months from the initial date of the disbursement unless a longer initial term is agreed to by the Lender. The capital provided to the Company by the Loan will be utilized (i) to fund the cash requirements of the Company or any of its subsidiaries or affiliated entities engaged in real estate development, asset management and real estate related services; (ii) to secure additional investment opportunities; and (iii) for general corporate purposes.

The foregoing summary of the Loan Agreement is qualified in its entirety by the provisions of the Loan Agreement, which the Company has filed herewith in this Annual Report on Form 10-K.

PART III

The information required by Items 10 through 14 of this section is incorporated herein by reference to the definitive proxy statement for our 2025 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A of the Exchange Act within 120 days after the close of our fiscal year-end. These items include:

- Item 10. Directors, Executive Officers and Corporate Governance
- Item 11. Executive Compensation
- Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
- Item 13. Certain Relationships and Related Transactions, and Director Independence
- Item 14. Principal Accountant Fees and Services

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. **Consolidated Financial Statements**

   See Index to Consolidated Financial Statements in Part II, Item 8 of this report.

2. **Financial Statement Schedules**

   Financial statement schedules have been omitted because they are not applicable, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. **Exhibits**

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation	10-Q	3.1	November 16, 2015
3.2	Amended and Restated Bylaws	10-K	3.2	March 31, 2005
3.3	Certificate of Designation of Series C Non-Convertible Preferred Stock of Comstock Holding Companies, Inc., filed with the Secretary of the State of Delaware on March 22, 2017	8-K	3.1	March 28, 2017
3.4	Certificate of Amendment of Certificate of Designation of Series C Non-Convertible Preferred Stock of Comstock Holding Companies, Inc. filed with the Secretary of State of the State of Delaware on February 15, 2019	8-K	3.2	February 19, 2019
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Comstock Holding Companies, Inc.	8-K	3.1	February 19, 2019
4.1	Specimen Stock Certificate	S-1	4.1	August 13, 2004
4.2	Description of Capital Stock	10-K	4.2	March 31, 2022
10.1	Form of Indemnification Agreement	S-1/A	10.10	December 7, 2004
10.2+	2004 Long-Term Incentive Compensation Plan	S-1/A	10.12	December 7, 2004
10.3+	Form of Stock Option Agreement under the 2004 Long-Term Incentive Compensation Plan	S-1/A	10.13	December 7, 2004
10.4	Trademark License Agreement	S-1/A	10.23	December 7, 2004
10.5	Form of warrant issued in connection with private placement by Comstock Growth Fund, L.C.	10-K	10.91	April 14, 2015
10.6	Section 382 Rights Agreement between Comstock Holding Companies, Inc. and American Stock Transfer & Trust Company, LLC dated March 27, 2015	8-K	4.1	March 27, 2015
10.7	Form of Subscription Agreement and Operating Agreement dated August 15, 2016, between Comstock Investors X, L.C. and [-], with accompanying Schedule A identifying subscribers	10-Q	10.99	November 14, 2016
10.8	Amendment to the Operating Agreement, dated October 13, 2017, between Comstock Investors X, L.C. and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-Q	10.62	November 16, 2017
10.9+	Comstock Holding Companies, Inc. 2019 Omnibus Incentive Plan	DEF 14A	Annex B	January 22, 2019

10.10+	Form of Time-Based Restricted Stock Unit Agreement under the 2019 Omnibus Incentive Plan	10-K	10.26	April 15, 2020
10.11+	Form of Performance Based Restricted Stock Unit Agreement under the 2019 Omnibus Incentive Plan	10-K	10.27	April 15, 2020
10.12	Revolving Capital Line of Credit Agreement dated March 19, 2020, Comstock Holding Companies, Inc. and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-Q	10.29	May 28, 2020
10.13	Promissory Note dated March 27, 2020, between Comstock Holding Companies, Inc. and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-Q	10.30	May 28, 2020
10.14+	Amended and Restated Employment Agreement dated April 27, 2020, between Comstock Holding Companies, Inc. and Christopher Clemente	10-Q	10.2	August 14, 2020
10.15	Amended and Restated Limited Liability Company Agreement of Comstock 3101 Wilson, LC dated February 7, 2020	10-Q	10.3	August 14, 2020
10.16	Deed of Lease dated November 1, 2020, between CRS Plaza I, LC and Comstock Holding Companies, Inc.	10-K	10.32	March 31, 2021
10.17	Business Management Agreement dated July 1, 2019 by and between CHCI Asset Management, L.C. (formerly CDS Asset Management, L.C) and CP Real Estate Services, LC (formerly Comstock Development Services, LC)	10-K	10.22	March 31, 2022
10.18	Operating Agreement of Comstock 44 Maryland, L C dated October 20, 2021.	10-K	10.30	March 31, 2022
10.19	Deed of Lease dated January 1, 2022, by and between Comstock Reston Station Holdings, LC and ParkX Management, LC	10-Q	10.1	May 16, 2022
10.20	Limited Liability Company Operating Agreement of Comstock 33 Monroe Holdings, LC dated March 21, 2022	10-Q	10.2	May 16, 2022
10.21	Asset Purchase Agreement dated March 31, 2022, among Comstock Holding Companies, Inc., Comstock Environmental Services, LLC and August Mack Environmental, Inc.	10-Q	10.3	May 16, 2022
10.22	Master Asset Management Agreement between Comstock Partners, LC and CHCI Asset Management, LC, dated June 13, 2022	10-Q	10.1	August 15, 2022
10.23	Share Exchange and Purchase Agreement between Comstock Holding Companies, Inc. and CP Real Estate Services, L.C., dated June 13, 2022	10-Q	10.2	August 15, 2022
10.24	Purchase and Sale Agreement among Comstock Holding Companies, Inc. and Comstock 41 Maryland, LLC, dated August 31, 2023	10-K	10.25	March 21, 2024
10.25	Success Fee Agreement among Comstock 41 Maryland, LLC, CHCI Asset Management, LC, and Comstock 44 Maryland, LC, dated November 10, 2023	10-K	10.26	March 21, 2024
10.26	First Amendment to Master Asset Management Agreement, dated as of September 11, 2024 and effective as of July 1, 2024, between CHCI Asset Management, LC and Comstock Partners, LC	8-K	10.1	September 17, 2024
10.27*	Revolving Capital Line of Credit Agreement dated March 19, 2025, Comstock Holding Companies, Inc. and Comstock Partners, LC			
14.1	Code of Ethics	10-K	14.1	March 31, 2005
19.1*	Comstock Holding Companies, Inc. Securities and Insider Trading Policy			
21.1*	List of subsidiaries			
23.1*	Consent of Grant Thornton, LLP			
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002			

31.2*	[Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002](#)				
32.1*	[Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002](#)				
97+	[Executive Compensation Recoupment Policy](#)	10-K	97		March 21, 2024
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

---

* Filed herewith

\+ Management contracts, compensatory plans, or arrangements

Item 16. 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMSTOCK HOLDING COMPANIES, INC.

Date: March 21, 2025

By: /s/ CHRISTOPHER CLEMENTE

Christopher Clemente
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ CHRISTOPHER CLEMENTE Christopher Clemente	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 21, 2025
/s/ CHRISTOPHER GUTHRIE Christopher Guthrie	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 21, 2025
/s/ DAVID M. GUERNSEY David M. Guernsey	Director	March 21, 2025
/s/ THOMAS J. HOLLY Thomas J. Holly	Director	March 21, 2025
/s/ JAMES A. MACCUTCHEON James A. MacCutcheon	Director	March 21, 2025
/s/ DAVID P. PAUL David P. Paul	Director	March 21, 2025
/s/ ROBERT P. PINCUS Robert P. Pincus	Director	March 21, 2025

LEADERSHIP TEAM

Christopher Clemente
Chairman & CEO

Timothy J. Steffan
Chief Operating Officer

Michael Gualtieri
Chief Accounting Officer

Tracy Schar
Chief Marketing Officer

James Mandich
VP & Controller

Chris Facas
SVP of Commercial

Mike Daugard
SVP of Acquisitions

Christopher M. Guthrie
Chief Financial Officer & Executive VP

Robert P. Demchak
General Counsel & Corporate Secretary

John Harrison
EVP of Development

Paul Schwartz
SVP of Human Resources

Dylan Clemente
President of ParkX Management

Kristoffer Green
VP of Residential

Ruben Mercado
VP & Head of Information Technology

BOARD OF DIRECTORS

Christopher Clemente
Chairman & CEO

Thomas J. Holly
Director

David P. Paul
Director

David M. Guernsey
Director

James A. MacCutcheon
Director

Robert P. Pincus
Director

KEY INFORMATION

Annual Meeting
June 11, 2025 (9:00 a.m. ET)
1900 Reston Metro Plaza
2nd Floor Conference Center
Reston, Virginia 20190

Transfer Agent and Registrar
Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

Comstock Shares
The shares of Comstock Holding Companies, Inc. are traded on the Nasdaq Capital Market under the symbol **CHCI**.

Independent Registered Public Accounting Firm
Grant Thornton LLP
1000 Wilson Boulevard, #1500
Arlington, VA 22209

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of federal securities laws. See the discussion under "Forward-Looking Statements" in our Form 10-K for matters to be considered in this regard which are incorporated into our full Annual Report by reference. All data contained in this Annual Report is as of December 31, 2024 unless otherwise noted.

NON-GAAP FINANCIAL MEASURES

This annual report makes reference to Adjusted EBITDA, which is a non-GAAP financial measure. For a reconciliation of this measure to the most directly comparable GAAP measure, please see the "Non-GAAP Financial Measures" section contained in the Company's most recent Form10-K that is included within this annual report. The "Non-GAAP Financial Measures" section also contains a discussion of how we use these non-GAAP financial measures, why we present them to investors, and their material limitations.

FORM 10-K

Additional copies of the Company's Annual Report on Form 10-K are available from the Company at no charge. Requests should be directed to the Company's corporate headquarters, attention Corporate Secretary.

ON THE INTERNET

Investors may visit the Company's website at **www.comstock.com** for additional information, including press releases, financial results, investor presentations, SEC filings, and more.

COMSTOCK HOLDING COMPANIES, INC.
1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190
703.230.1985 | comstock.com

Nasdaq: CHCI